UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE FISCAL YEAR ENDED __________

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________

                        COMMISSION FILE NUMBER __________

                              TAGALDER (2000) INC.
             (Exact name of registrant as specified in its charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)

             44 ADDINGTON CRES., BRAMALEA, ONTARIO, CANADA  L6T 2R3
                    (Address of principal executive offices)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.
                                      None.

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.

                                  Common Stock
                                (Title of Class)

  SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                   OF THE ACT.

                                      None
                                (Title of Class)

      INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASS OF
         CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE
                                   ANNUAL REPORT.

As of December 31, 2001, there were 43,590,527 shares of common stock issued and outstanding.


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing  requirements  for  the  past  90  days.     Yes     No     X.
                                                               -----

     Indicate  by  check  mark which financial statement item the registrant has
elected  to  follow.  Item  17  _X_   Item  18  _____

  (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
                                   FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes  ____    No  ____

                                     PART I

     This Registration Statement on Form 20-F includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the
"Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth under the heading "Operating and Financial Review and Prospects." Forward-looking statements also include statements in which words such as "expect," "anticipate," "intend,"
"plan,"  "believe,"  "estimate,"  "consider"  or  similar  expressions are used.

     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

ITEM  1.          IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS

DIRECTORS  AND  SENIOR  MANAGEMENT

     The following sets forth the names, business addresses, and functions of the Company's directors and senior management:

Roger  Lam,  President,  Director.
44  Addington  Cres.  Bramalea,  Ontario  Canada  L6T  2R3

     Mr. Lam works exclusively to develop and expand operations for Tagalder both in Canada and in Asia. Using his expertise in information technology Mr. Lam will be instrumental in developing the Internet based Asia business operations

Peter  Chun,  CEO,  Director.
Flat  G,  Floor  7,  Yalford  Building,  No.44-58  Tanner  Road,  Hong  Kong.

     Mr. Chun provides management services in Asia, also assistance in obtaining financing and locating future potential joint venture partners for the company.

L  Murray  Eades,  Chairman  of  the  Board,  Director
7229  Pacific  Circle,  Mississauga  Ontario  Canada  L5T  1S9

     Mr. Eades has practiced business law for more than 40 years and operates a private law office. He provides legal opinions to the board and applies knowledge and information learned from other business clients to the daily operations of the company.

Edward  Chan,  Secretary-Treasurer,  Director
44  Addington  Cres.  Bramalea,  Ontario,  Canada,  L6T  2R3

     Mr. Chan is a Canadian General Accountant and provides management of the daily operations of the company.

Charles  Kwok,  Vice  President,  Director
44  Addington  Cres.  Bramalea,  Ontario  Canada  L6T  2R3

     Mr. Kwok assists the company in locating potential merger/acquisitions and other business opportunities both in Canada and Asia.

Tim  K.  Cheong
2  Randall  Ave.,  Markham,  Ontario,  Canada  L3S  1K6

     Mr. Cheong spends several months each year in Peru where he is responsible for the development of the Emu farm operation located in Lima, Peru. He also is responsible for the daily operation of the Peruvian branch of Tagalder (2000) Inc.

Robert  Rice
203  Greenwood  Drive,  Bonfield  Ontario,  Canada,  P0H  1E0

     Mr. Rice is a metallurgical engineer and advises the board on exploring and developing its mineral properties located in Labrador, Canada.

Maureen  Espin
44  Addington  Cres.  Bramalea,  Ontario  L6T  2R3

     Mrs. Espin is a Canadian General Accountant and has many years experience in compliance with the various Securities Acts. She is responsible for ensuring corporate compliance with all regulatory bodies having jurisdiction.

ADVISERS

     The  Company's  principal  advisers  are:


Banking

     Bank  of Montreal, 56 Queen Street East, Brampton, Ontario, Canada, L6V 4M8

Legal  Counsel

     Mr. William E. Bateman, Nobbs Woods Kavanah & Bateman, 20 Toronto Street, Suite 950, Toronto, Ontario, M5C 2B8.

     Mr.  Brian  A.  Lebrecht,  Esq.,  The  Lebrecht  Group, APLC, 22342 Avenida
Empresa,  Suite  230,  Rancho  Santa  Margarita,  California  92688.

AUDITORS

     The  Company's  principal  auditors  are:

     Schwartz Levitsky Feldman llp, 1167 Caledonia Road, Toronto, Ontario M6A 2X1, auditors since October 30, 2001. Schwartz Levitsky is a member of the Canadian Institute of Chartered Accountants.

ITEM  2.          OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

     The Company is filing this Form 20-F as a registration statement under the Securities Exchange Act of 1934, and as such the information called for by Item 2 is not applicable.

ITEM  3.          KEY  INFORMATION

SELECTED  FINANCIAL  DATA  (IN  US  DOLLARS)



                                                          SELECTED  FINANCIAL  DATA  (IN  US  DOLLARS)


                        9 months ended Sept. 30,  Quarter ended Sept. 30,                    Year ended December 31,
                             (unaudited)            (unaudited)
                           2001       2000       2001        2000         2000         1999       1998         1997      1996
                       ----------- ----------- ---------- -----------  -----------  -----------  ----------- ---------- ---------
                            $           $           $          $             $           $           $           $          $
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Operating revenues:       -0-         -0-          -0-        -0-           -0-         -0-         -0-         -0-        -0-
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Loss from operations:     77,249      13,835       19,164      10,534      (54,457)   (139,309)    (328,816)   (299,035)  (102,416)
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Income (loss) from
cont. oper:            1,064,258     987,009    1,064,258     987,009     (987,009)   (932,552)    (730,267)   (401,451)  (102,416)
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Net income (loss)         77,249      13,835       19,164      10,534      (54,457)    (47,279)    (328,816)   (332,874)  (175,289)
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Total assets           1,213,273     495,303    1,213,273     495,303      495,303       5,573      425,973     366,377    675,839
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Net Assets             1,163,307     476,657    1,163,307     476,657      476,657     (97,739)    (132,177)   (171,576)   140,812
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Capital stock excl.
long term debt.        2,234,504   1,475,082    2,234,504   1,475,082    1,475,082     844,399      793,824     436,626    266,068
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Number of shares      23,076,163  16,327,883   23,076,163  16,327,883   16,327,883   7,335,945    6,335,945   5,039,945  5,019,945
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Dividends declared
per share (U.S.)          -0-         -0-           -0-         -0-         -0-          -0-         -0-         -0-       -0-
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Dividends declared
per share (Cdn).          -0-         -0-           -0-         -0-         -0-          -0-         -0-         -0-       -0-
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------


     The number of shares outstanding as of the year ended December 31, 2000 and subsequent are reflected on a post consolidated basis. During the fiscal year ended December 31, 2000 the common shares of the Company were consolidated on the basis of one new share for ten old shares.

     All figures shown above are stated in U.S. dollars. Rates of exchange between the Canadian and U. S. dollars are:

     (a)     as  of  December  31,  2001          US$1.00     Cdn$1.5776

     (b) during each applicable month the high and low exchange rate has been:

                         Month                    High          Low
                         -----                    ----          ---

                        July  2001               1.5327          1.5269
                        August  2001             1.5425          1.5366
                        September  2001          1.5703          1.5632
                        October  2001            1.5740          1.5679
                        November  2001           1.5955          1.5898
                        December  2001           1.5806          1.5745

     (c) exchange rates per $1.00 U.S. as of December 31st, (provided by the Bank of Canada):

                        2001     1.5806
                        2000     1.4995
                        1999     1.4433
                        1998     1.5333
                        1997     1.4305

CAPITALIZATION  AND  INDEBTEDNESS

     The Company is authorized to issue an unlimited number of common shares with no par value. As of December 31, 2001, there were 43,590,527 shares outstanding.

     Other than expenses incurred in its normal operations, the Company has no outstanding debts. The Company has a management contract with the operators of the Emu farm in Peru whereby Tagalder is committed to pay a total of US$32,000.00 per year for a period of three years commencing January 1, 2001. This payment includes all wages, land lease payments and operating costs for the farm.

RISK  FACTORS

     The Company has a general history of losses and cannot assure you that it will operate profitably in the future.

     The Company has not yet achieved profitability, and cannot be certain that it will realize sufficient revenue to achieve profitability in the future. During fiscal 2000, Tagalder incurred net losses of over US $51,000 and during the first nine months of 2001 incurred net losses of over US$77,249. Total losses accrued to September 30, 2001 are US$1,064,258. The Company anticipates that these losses will continue at least into the near future.

     The Company's business segments are very diversified over a wide range of industries, which may make it difficult for management to focus on any industry segment.

     The Company is involved in the businesses of Internet commerce, emu farming, plywood manufacturing, and mineral extraction. Each of these industry segments is in the early stages of its development, varies greatly from the others, and is located in a different part of the world. Management cannot determine what percentage of our total business each segment will account for, although it is generally presumed by management that the web site operation and the production of plywood will eventually provide the most significant portion of overall revenues. The Company is operating with a limited number of employees and may not be able to adequately oversee these diversified operations.

     The  Company  sells  its  products  to  a  limited  number  of  customers.

     The Company's emu operation currently sells all of its eggs to Shantou Fuhua Golden Ratite Farming Co. Ltd. The Company's plywood operation currently sells all of its products to GDCE5. The loss of either of these customers could have a material negative impact on the Company's ability to achieve its revenue goals and profitability. The Company may not be able to replace one or both of these customers in the event the relationship with them was terminated.

     The  Company  obtains  its  supplies  from  a  limited number of suppliers.

     The Company has only one source of emu eggs outside of its own farm. The Company purchases supplies for its plywood operations from only a small number of suppliers. The inability of the Company to purchase products from any of its suppliers will have a negative impact on its ability to continue operations, fulfill orders, and ultimately achieve profitability.

     The Company is subject to the risks inherent in doing business internationally, including:

     -  unexpected  changes  in  regulatory  requirements;

     -  fluctuations  in  exchange  rates  and  currency  controls;

     -  political  and  economic  conditions  and  instability;

     -  imposition  of  trade  barriers  and  restrictions;

     -  the  burdens  of  complying  with  a  variety  of  foreign  laws

     The most significant risk would be adverse political situations affecting the Chinese economy. At this time the Chinese economy continues to grow at an unprecedented rate and the demand for hard and soft goods is increasing at a rate far exceeding supply. The demand for construction of both industrial and housing units has reached new highs and the demand for soft goods has far exceeded expectations. Any adverse influences that significantly slowed these demands would have an adverse affect on the potential for the company to create a cash flow from its plywood operations.

     Another risk is political unrest resulting in the overthrow of the democratically elected government of Peru leading to economic chaos or the Company's inability to acquire the land containing its farming operations, in which case the Company would have to relocate its emu operations at a significant expense.

     The cost of our operations will increase depending on currency fluctuation.

     Although the Chinese RMB has remained stable against the U.S. dollar during the past three years there have been significant fluctuations between the Canadian and U.S. dollars. As the U.S. dollar is the currency of choice in both China and Peru, cost of operations will be significantly affected by a reduction in the value of the Canadian dollar.

     If we are not able to operate profitably, we will have to raise additional capital, which may result in dilution to our shareholders and a decreased stock price.

     If expected revenues from the plywood operation are not achieved, Tagalder would need to locate sources of funding, such as private placements, in order to continue operations until revenues from one of its operations are realized. The issuance of additional shares would have the effect of diluting the voting control and future potential profit per share, in addition to making our stock less attractive to future potential investors and may cause the market price of our stock to decline.

RISKS  RELATED  TO  OUR  STOCK

     Our stock price has been and may continue to be volatile, which could result in substantial losses for individual stockholders.

     The stock markets in general, and the markets for Internet-related stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price of our common stock has been volatile and we expect that it will continue to be volatile. In addition, relatively small trades of our stock will have a disproportionate effect on our stock price. Accordingly, purchasers of shares of our common stock may not be able to resell those shares at or above the price paid, which could result in a substantial loss.

     Our stock is not traded on a national U.S. Exchange, and trades only periodically, resulting in an uncertain future stock price.

     The  shares  of  the  company  are  presently  trading  on the Computerized
Unlisted Board operated by the Ontario Securities Commission. If Tagalder is unsuccessful in getting its shares listed for trading on a recognized trading system its shares will be less attractive to potential investors.

     Certain  "penny  stock" regulations may apply to our common stock

     As of the date of the filing, our stock is considered to be a so-called "penny stock" and is subject to rules promulgated by the Securities and Exchange Commission (Rule 15g-1 through 15g-9) under the Securities Exchange Act of 1934. The so called "penny stock" low-priced securities regulations could affect the resale of our stock and may have the effect of reducing the level of trading activity in the secondary market. These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the Commission's standardized risk disclosure document; (b) providing to customers current bid and offers; (c) disclosing to customers the brokers-dealer and sales representatives compensation; and (d) providing to customers monthly account statements.

ITEM  4.          INFORMATION  ON  THE  COMPANY

HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY

     The Company was originally incorporated under the Laws of the Province of Ontario on August 16, 1961 by Letters Patent which granted the Company a charter to operate under the name Sock Fiberglass (Canada) Inc. The Company was authorized to manufacture, sell, import, and export articles made in whole or in part from fiberglass, metal, plastics, or any combination thereof. The primary source of revenue during the period from its incorporation to September 1997 was the manufacture and sale of fiberglass products.

     On September 22, 1987 the Company filed Articles of Amendment changing the name to L'Air D'Or Corporation. The focus of the Company changed and it commenced operations as a manufacturer of cosmetic products including perfume, cologne, eau de toilette, soaps and other products. These were a high end product whose distinguishing feature was a flake of 18k gold suspended in the container. The Company did not have a well-developed distribution network and, when the economy declined the demand for its products also declined. The Company ceased production and in or about 1993 sold its business assets to a party in New York state in an arm's length transaction. The Company remained dormant until its amalgamation with Tagalder Corporation in 1996.

     On July 11, 1996, L'Air D'Or Corporation, which was publicly traded in Canada, merged with Tagalder Corporation, a private Ontario corporation incorporated on December 19, 1994. Articles of Amalgamation dated July 10, 1996 were issued and the surviving entity commenced operations under the name of Tagalder Incorporated as of that date. The Company's primary focus was in the field of embryo transfer operations. On April 22, 1995, Tagalder Corporation, then a private Ontario corporation, entered into a joint venture with a farming operation in Liaoning Province, China, to breed and raise Limousin cattle using embryos from Canadian-bred cattle with Chinese-bred cattle as recipients. Following the amalgamation of L'Air D'Or Corporation, a pilot program was undertaken and a total of 29 calves were successfully bred and raised to maturity. However, sufficient funding to expand operations to a profitable level could not be raised, and the agreement was terminated in December 1999, at which time the Company elected to revisit the idea of emu farming, which they had previously considered.

     On August 30, 2000 shareholders of the company approved, amongst other things, to consolidate the issued and outstanding shares of the company on the basis of one new share for ten old shares. Under the rules of the Ontario Securities Act this share consolidation required that the name of the company be changed. With the approval of the shareholders, Articles of Amendment were filed on August 31, 2000 changing the name from Tagalder Incorporated to Tagalder (2000) Inc. Other items approved by the shareholders were the acquisition of four web sites (see below), the acquisition of an emu farm operation located in Lima, Peru (see below), an amendment to a Stock Option Plan dated July 27, 1996 increasing the number of common shares reserved for issuance upon the exercise of stock options from 10% to 20% of the issued capital, and the prior approval to issue up to a maximum of 7,000,000 post consolidated common shares (criteria for the issuance was that the transactions be substantially at arm's length and in accordance with all discounts allowed by regulatory bodies having jurisdiction).

     The company is a reporting issuer in the Province of Ontario and operates under the regulations of the Ontario Securities Act R.S.O. 1990. As defined by the Ontario Securities Act RSO 1990 (as amended) a reporting issuer means (i) an issuer, any of whose securities have been at any time since the 15th day of September 1979 listed and posted for trading on any stock exchange in Ontario recognized by the (Ontario) Commission, regardless of when such listing and posting for trading commenced, and (ii) to which the Business Corporations Act applies and which, for the purposes of that Act, is offering its securities to the public. Upon acquiring the status of "reporting issuer", Tagalder undertook to operate within the rules and regulations set down by the Ontario Securities Commission and the Business Corporations Act. This requires Tagalder to file all documents required to be filed under Part XVIII, Continuous Disclosure, with SEDAR as well as those required to be mailed to shareholders and filed with all regulatory bodies having jurisdiction. All agreements entered into must comply with the Act and receive approval from the Ontario Securities Act prior to completion. Any trading involving insiders must be filed within ten days following the month in which trading took place and Notice of Intent to Sell must be filed when significant numbers of shares are to be sold.

     The registered office for the company is located at 44 Addington Cres. Bramalea, Ontario, Canada, L6T 2R3. The telephone number is (905) 790-6048 and the fax number is (905) 790-7582

     The company has two wholly-owned subsidiaries, namely Tagalder Technology Corporation, an Ontario corporation incorporated on October 6, 2000, through which it conducts its Internet based operations, and 1122403 Ontario Ltd., an Ontario corporation incorporated on March 14, 1995, through which it conducts its mineral exploration operations.

     Tagalder was originally formed as an agricultural company primarily doing business in China. Current management plans are for agricultural operations to continue raising emu instead of cattle. While the Emu project may seem somewhat unusual it is an extension of Tagalders' history of dealing in animal husbandry in China (see Business Overview - Emu Operation, below).

     Tagalder also holds a mineral exploration property located in Labrador, Canada and will continue, together with its joint venture partner in this mineral license, to evaluate and explore the property.

     The company has expanded its area of operations with the acquisition of a web site operation. The web sites were acquired to provide Tagalder with a tool to facilitate business transactions between entrepreneurs in China and Canada. The sites will generate income for Tagalder by way of commissions earned and fees charged for advertising space provided on the web sites. It is expected that, over time, they will attract new contacts, which can be exploited for revenue.

     During the fiscal years ended December 31, 1998 and 1999 the company made no capital expenditures and was relatively inactive. On July 6, 2000 the company acquired an Emu farming operation and property in Lima, Peru. Total cost of the acquisition was US$355,000.00. On July 6, 2000 the company entered into an agreement to acquire a total of four web sites at a price to be determined by an independent evaluation as well as regulatory and shareholder approval. At the shareholders meeting held on August 30, 2000 shareholders approved the acquisition of the sites at a cost not to exceed $175,000.00 Cdn. Payment for both these assets was in the form of common shares issued from treasury.

BUSINESS  OVERVIEW

Emu  Operation

     During the fiscal years ended December 31, 1999 and 1998 the Company's main focus was on obtaining the financing required to continue to develop its beef cattle embryo transfer operation in Tieling, China. The company was unable to obtain the required financing and was advised by its joint venture partners that they were terminating the agreement. The composition of the Board of Directors changed significantly, and so did the Company's focus.

     The idea of incorporating an emu operation into the embryo transfer operation was originally brought to the attention of management early in 1998 by Herbert Lee, then a director of Tagalder. He was, at the time, part owner of an emu farm located in Southern Ontario. The idea was rejected at the time because it was felt it would take away from the focus of management in its efforts to raise capital to expand its cattle operations in Tieling, China.

     Following the termination of the embryo transfer operation by its joint venture partners, the Company's Board of Directors had to explore other business opportunities. Roger Lam, now President of the Company, together with other entrepreneurs, had been working with several emu farmers primarily located in North America to set up emu farms in China. He was aware of the existence of Criadero Golden Emu Farms in Peru. In June 2000, Mr. Lam brought the idea to the Company's Board of Directors and was instrumental in helping the Company reach an agreement to acquire certain assets of the operation. Mr. Lam has no interest in the Peru emu operation.


     Pursuant to a Memorandum of Understanding dated July 6, 2000 between the Company and Mr. Chan Fai Ieong Ip, the Company acquired certain assets of the emu operation, consisting of (i) 45 breeding pairs of emu, (ii) a residence for use by the farm manager, and (iii) various buildings to house the emu and contain the equipment necessary for breeding, hatching, and raising emu, together with equipment such as incubators, hatchers, etc. The agreement with Mr. Ip was an arm's length transaction, no members of the Company management had any interest in the assets acquired. The consideration paid for the farm consisted of 5,336,910 shares of common stock at a deemed value of Cdn $0.10 per share (US $0.067 per share). Tim Keong Cheong, a Director of the Company, and his sister-in-law, are the owners of the land containing the buildings. The land was not purchased in the original asset acquisition, however, Tagalder has an option to purchase the land prior to June 6, 2003 for US $107,910, its appraised value as obtained on February 28, 2000.

     The principal market for the eggs and young livestock is in the Pacific Rim countries. In order to begin to participate in this market Tagalder has entered into an agreement with Shantou Fuhua Golden Ratite Farming Co. Ltd., located in Shangtou, China, whereby Shantou will purchase a total of 3,000 eggs during the period February 2001 to September 2002. Negotiations are underway with other potential purchasers but no agreements have been executed as at this time.

     Shantou has offered to sell 40% of the Shantou Farm to Tagalder, although purchase terms have not been discussed. Such a purchase would allow Tagalder to participate in the profits generated by the sale of all products such as the oils, leather, meat and other by-products such as infertile eggs which are blown out and decorated, similar to Faberge eggs. Initially, and for the foreseeable future, Tagalder will be solely a supplier of eggs to Shantou, as this requires no additional significant outlay of capital and Tagalder will not incur costs other than those of managing the Peru operation and purchasing eggs from within Canada during the Northern Hemisphere breeding season. The Company does not intend to pursue this potential acquisition until its current operations are operating profitably.

     The Shantou Farm was built in 1999 specifically to raise and breed ratite (a class of birds including the ostrich and emu), primarily Emu. The facility has the capability to incubate a total of 1,200 eggs at any one time using state of the art incubation equipment purchased from "For Today and Tomorrow Incubator" of Texas, USA. Approval from the government of Guangdong Province for the importation of Emu eggs by Shantou has already been received. Additional approval from the Beijing government for importation will be applied for upon receipt by Shantou of information from the supplying farms. This information has been requested, and is currently being supplied.

     The purchase price per egg to Shantou will be US$130 FOB based on the producing farm location. The purchaser will be responsible for transportation and insurance costs.

     The Emu farm in Lima, Peru has been in operation since February 1997 and currently employs a working manager and 2 resident staff, all of whom have been employed at the farm since the date business commenced. Tagalder acquired certain assets and livestock under the terms of the July 6, 2000 agreement. The manager and staff are not employees of the Company, but are provided under the terms of a land lease and management agreement.

     The farm consists of 7,194 square meters of fenced property containing a two bedroom residential building for use by the property manager together with facilities for housing, breeding, incubating and raising emus. There are currently 45 breeding pairs of adult emu, which were acquired as part of the purchase agreement, and 130 juveniles bred during the current years breeding program.

     Emu are a less aggressive member of the ratite family than the ostrich; they tend to be friendly and curious. The average emu grows to a height of between 5 and 6 feet and weighs between 90 to 150 pounds at maturity. They reach maturity at approximately 18 months of age and live for an average of 40 years. Each breeding pair will usually lay from 25 to 50 eggs per breeding season although it is not unusual for a good breeding pair to lay over 100 eggs per season. The incubation period for the eggs, which weigh between 1 to 1.5 pounds each, is approximately 52 days. Mature emu will reproduce for up to 30 years and lay 1 egg every 3 days during the breeding season. The breeding season in this part of the world is typically from April to September of each year.

     Newly hatched chicks weigh about 1 pound and stand about 8 inches tall. They grow quickly and at the age of 10 to 14 months, the typical slaughter age, usually weigh about 100 pounds and will yield approximately 50 pounds of lean meat. Each bird also yields approximately 7 square feet of leather which has been used for several years in the manufacture of purses, handbags, shoes, and other fashion items. The average emu produces approximately 1 gallon of oil. The oil is contained in a pouch on the back of the bird that makes it easily obtainable after slaughter. Emu oil has long been used by farm workers in Australia, where it is well known for its anti-inflammatory and healing properties, as a treatment for cuts, burns and minor injuries. Current market price for the oil sack in both the cosmetic and natural medicine industries is approximately US$250 to $400 per sack (unrefined).

     Emu are very versatile and adaptive. They can withstand extremes of both hot and cold temperatures. Using proper incubation and hatching equipment, feeding a good, relatively inexpensive diet, and providing suitable pens and pasture, emus can breed and thrive in almost all countries of the world.

     The primary diet of the emu raised in captivity is Alfalfa. They do not require growth hormones as they have a naturally rapid growth rate and no vaccination program is required.

     Care must be taken to ensure clean, hazard free facilities in which chicks and young birds are raised. However there is no known disease which, unlike the foot and mouth disease outbreak currently progressing throughout much of Europe and also parts of South America, will cause the destruction of a flock of birds.

     The facilities house two incubators with a capacity for a total of 400 eggs at any one time. There is also one hatcher and all other equipment necessary for the raising of healthy birds. Management maintains a high level of cleanliness throughout the facility and practices good hygiene regimes to ensure that the potential for sickness or disease within the flock is reduced to a minimum

     At the time of acquisition Tagalder entered into a management agreement with the current manager, Mr. Fai, for a minimum period of 3 years. The agreement requires Tagalder to pay the sum of US$32,000 per year. This payment covers all wages, operating costs and land lease costs.

     Mr. Fai has operated the farm since February 1997. Prior to that he and the other 2 employees each had at least 10 years experience in farming and animal husbandry raising cattle. The staff has successfully raised 2 generations of birds from eggs originally imported from the USA. It is anticipated that the breeding program underway on the farm will result in a minimum of 1,600 eggs available over an 18 month period.

     Mr. Fai is familiar with the requirements of the Chinese government regarding the importation of Emu eggs into that country. He will work with both Peruvian and Chinese authorities to ensure that the operation complies with all quarantine and other requirements.

     The breeding season in the Northern hemisphere is from November to May; therefore, by purchasing eggs from a Canadian breeder Tagalder can ensure a year round supply for the Chinese market. To ensure this year round supply Tagalder has entered into an agreement to purchase a total of 1,400 eggs from Hunter Farms in Brooklin, Ontario, Canada, during the 2000 and 2001 breeding seasons (from November 2001 to April 2003). Hunter Farms have been raising emus and other ratites since 1987 and have a proven record of producing high quality, fertile eggs for both the domestic and international market. They have exported eggs to New Zealand and to counties along the Pacific Rim, including China. The farm has been approved by both Agriculture Canada and the Chinese authorities for the exporting of eggs to China.

Web  Site  Operation

     Tagalder, through its wholly-owned subsidiary Tagalder Technology Corporation, acquired a total of four web sites from Teen Pro 2000 Inc. and Mr. Ming Fung Lam on July 6, 2000. The consideration for the transaction was the issuance of 1,750,000 post-consolidation common shares of Tagalder at a deemed value of Cdn $0.10 per share (US $0.067 per share). The sites were subsequently evaluated by Lets Sell.com, the Domain Name Specialists, an independent evaluator paid a fee of US $1,800 by the Company, who determined the total value for the four sites to be US$330,000. The purchase price of the acquisition included two years maintenance for the web sites, although any significant development of the sites will require payment to be made at the current rate. The websites are www.index-china.com, www.index-china-travel.com, www.index-china-food.com, and www.china-rmb.com.

     Tagalder has on its Board of Directors five members with business experience related to China. Mr. Roger Lam, Mr. Chan, Mr. Kwok, and Mr. Cheung are entrepreneurs originally from China, but now resident in Canada. These men are fluent in English and the principal dialects of China. Apart from their involvement with Tagalder they have business interests in Canada and China. The fifth member, Mr. Chun, is a resident of Hong Kong where he is involved in major financial organizations that provide funding to businesses in Hong Kong and Mainland China.

     The business activities of these Board members in China and Canada result in many valuable contacts and opportunities in both countries. There are businesses in each country which wish to enter the markets of the other but do not have the connections, and Tagalder's directors are often approached by such companies. Tagalder will work with these groups either directly arranging markets for their products and thereby earning a commission, or by allowing them access to the web site and charging a fee to allow them to advertise their products for sale through the web site.

     The four web sites acquired by Tagalder are set up in both English and Chinese. They are oriented to travel and business opportunities in both countries. The web sites were acquired to provide Tagalder with a tool to facilitate business transactions between entrepreneurs in China and Canada. These web sites will generate income for Tagalder by way of commissions earned and fees charged for advertising space provided on the web sites. It is expected that, over time, they will attract new contacts that can be exploited for revenue.

     Tagalder has not derived any revenues from its web site operations. The Company has negotiated three letters of intent from businesses in China. In the first, the Company has been offered exclusive sales rights within North America to distribute a food additive which has been produced in accordance with standards set forth by both the Chinese and United States governments. The Company is conducting due diligence related to this transaction. In the second, the Company would participate in an Internet-based business-to-business system in which products would be displayed on its web sites. The products would be supplied through a single trading company located in China, with Tagalder earning revenue from a fee-per-products-advertised and a 6% fee charged on each completed transaction. The products would be shipped directly by the trader so that Tagalder would not be involved in the wholesale operations. Finally, under the terms of the third letter of intent, Tagalder is currently providing reproduction artwork by Canadian manufacturers for sale in a showroom/cyber cave located in China. This will provide a small but immediate cash flow for Tagalder, estimated to be US $1,250,000 over the next three years, based on the Company's sales estimates of 250 pieces at an average price of US $580 in year one, 500 pieces at an average price of US $580 in year two, and 800 pieces at an average price of US $850 in year three. These estimates are based on current negotiations with prospective buyers.

     As business interests other than Tagalder take the Company's Board members to China they will seek out other businesses wanting to do business with their Canadian counterparts. It is expected that this business activity will be built up gradually, and will generate income without Tagalder being required to invest capital, carry inventory or hire staff.

Plywood  Operation

     Management believes that China has recently made significant strides in developing a market economy and estimates that its GNP will have doubled that of the year 2000 by the year 2010. The demand for residential and commercial buildings is expected to increase considerably starting in the year 2001 and Tagalder intends to be there as a supplier of wood products for use in the construction industry.

     Tagalder has recently acquired a 40% interest (20% initially and an additional 20% in November 2001) in Tung Shing Development Ltd., Hong Kong. Tung Shing is the owner of a 51% interest in a plywood factory located in Jiangxi, China. The factory has not been operational since the financial crisis in Asia in 1997 caused most of the major construction projects in China to cease, but recently commenced production again during the second quarter of 2001.

     Currently on site is the machinery and equipment to operate two plywood production lines, one paper overlaid plywood production line and two polyester/PVC coated plywood production lines. Its current capacity of production is 14,000 plywood sheets, 8,000 paper overlaid plywood sheets and 6,000 PVC coated plywood sheets per day. Management is currently exploring the potential of producing a line of wood overlaid plywood suitable for hardwood flooring, using the existing equipment. Management believes that this new product is currently in great demand in China.

     Recently Tung Shing entered into an agreement to manufacture and supply construction grade plywood and other wood products, including hard wood flooring, for GDCE5, one of the major construction companies in China. Tung Shing's projected income after taxes for the first year of operation is expected to exceed RMB35,000,000 ($6,363,636 Cdn.) with Tagalder's share to be its proportionate 20%. This projected income is based on the sale of paper overlaid plywood sheets at a price of US $2.00 per sheet and PVC coated plywood sheets at US $5.50 per sheet, without considering unfinished building supplies such as sub-flooring, framing material, and other products produced from the core remaining after peeling.

Mineral  Operation

     In 1996 Tagalder, through its wholly owned subsidiary, 1122403 Ontario Ltd., acquired a total of 277 staked mineral claims located on the East coast of Northern Labrador approximately 65km North-Northeast of the town of Nain. 44 additional claims were acquired in the same area in November 1998, for a total of 321 claims. The staked property covered a portion of the basal part of the Kiglapait layered intrusion in Labrador.

     Pursuant to an agreement dated July 21, 1998, Regal Goldfields Limited agreed to acquire up to a 75% interest in a mineral property located 65km
North-Northeast of the Town of Nain on the East coast of Labrador, Canada. Terms of the agreement provided that Regal would: (i) acquire a 25% interest for completion of a drill program estimated at a cost of US$168,270 by December 1999. This 25% interest was earned by December 1998; (ii) maintain the property during 1999; and (iii) acquire a further 50% interest in the property by expending an additional US$1,009,830 on the property on or before December 2000. This work has not been completed, however, both parties have agreed to maintain the agreement in good standing. The agreement provides that Regal will manage the exploration of the property in 1999 for a management fee of US$16,827 and a fee of $8,079 in 2000 if they continue as manager. No work was done in 2000 and no management fee was paid.

     The Regal drilling program was completed under the management of Watts Griffis & McOuat, Consulting Geologists and Engineers (WGM), of Toronto. A diamond drill hole to a depth of 509 meters was completed to test the basal part of the intrusion in the area of one of the magnetic anomalies.

     In WGM's report, dated November 24, 1998, a copy of which was filed with the Department of Mines and Energy, St. John's, Newfoundland, Canada and provided to both Tagalder and Regal Goldfields, it states that the drilling was successful in confirming that there were significant quantities of sulfides in the basal portion of the intrusion. A large area of magnetic anomalies, similar to the one drilled, occurs about 7 kilometers to the Southeast. These anomalies occur within the basal part of the intrusion, at its intersection with a Southeast trending magnetic anomaly, which is interpreted by WGM as possibly representing a feeder dyke to the intrusion. WGM has recommended that exploration be focused in this area, as the greater degree of mixing which could be expected in this environment is favorable for the formation of more nickel-copper rich sulfides.

     All of the data from the project was reviewed and analyzed on WGM's behalf by Dr. Tony Naldrett, a recognized international nickel specialist and Professor at the University of Toronto and Senior Associate Geologist of WGM. Both WGM and Dr. Naldrett recommended further exploration work at the southern end of the Labrador properties. This could include side scan and vertical sonar, an underwater EM survey, dredging and further drilling.

     Tagalder and Regal have determined that a side scan and vertical sonar survey should be performed as the first stage of an underwater program and intend to carry out the work during the summer of 2002. The expected cost of the program will be approximately US $100,000 and each partner will contribute 50% of the required funds. In December of 2000 Tagalder and Regal applied for, and received, a 5 year extension allowing the companies to continue to explore the license, providing that certain minimum work requirements for each year are completed. Said minimum work requirements are set out in sections 42 and 53 of the Mineral Regulations 1983, part of the Mining Act. Holders of licenses are required to expend a minimum of US$200 per claim in the first year rising by increments of US$50 per year to a minimum of US$400 per claim in the 5th year. Holders of extended licenses are required to expend a minimum of US$600 per claim for the first extended term (years 6 to 10). Expenditures can be carried out in any of the activities set out in Section 57 of The Mineral Regulations 1983 which include: prospecting, trenching, line cutting, geological and/or geochemical surveys, drilling and core transportation, shaft sinking and underground development work and engineering evaluation reports. As per advise received from the Mining Recorders office in Newfoundland the expenditure requirements for 2002 on the licenses held under the Tagalder/ Regal joint venture are for a minimum of Cdn $116,661 (approximately US $80,000).

Recent  Developments

     Subsequent to the date of the most recent balance sheet, the company received the shareholder and regulatory approvals required to conclude its agreements with both Super Success Electronic Company Ltd. and New Dimension Production (HK) Limited, each of Hong Kong, to develop working relationships. As both of these companies are in their first year of operation management cannot yet fully anticipate the impact that either company will have on the financial results of Tagalder.

     Super Success is a manufacturer of electronic products that are currently exported to countries in the Middle East, Asia, and North America. It has been in existence for only a short period of time, and Tagalder is awaiting audited financial statements covering its first year of operations.

     New Dimension Production (HK) Limited specializes in designing and manufacturing computer-aided interior set design and fabrication, intelligent lighting, and laser technology for the film and television industry. Its parent company, New Dimension Productions, was established in the United States in 1987. New Dimension recently supplied lighting control systems and other state of the art electronic systems to the APEC project in Shanghai.

     The Company also received shareholder and regulatory approval to exercise its right to acquire an additional 20% interest in Tung Shing Development Ltd., Hong Kong, details of which are previously disclosed, increasing its level of ownership to 40%.

     Approval was also received for the conclusion of an agreement whereby the Company, together with Tung Shing Development Ltd., acquired a 75% interest in Puen Luen Shoe Factory. Tung Shing Development Ltd. acquired a 45% interest, while Tagalder directly acquired a 30% interest. Puen Luen was established in 1991 and is located in Shenzen, close to the border with Hong Kong. The factory currently has a labor force of 650 production employees and projected sales for 2001 are US$5 million. At this time the main market for its products is the USA. However, now that China has been admitted as a member of the World Trade Organization, plans are underway to expand its markets to include Canada, Japan and a number of European countries.


ITEM  5.          OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

OPERATING  RESULTS

     Since its first day of operation the Company focused primarily on financing and developing its joint venture cattle embryo transfer operation in China. A pilot transfer project was undertaken and a number of calves were born to Chinese host cows, with the animals successfully raised in China.

     Management tried unsuccessfully to raise the required funding to develop the project from a pilot project to an ongoing profitable operation. Numerous avenues were explored to try to raise the funds; however agencies with the funds for the project were either not willing to invest in operations involving China or required guarantees which the Company was unable to provide. In February of 2000 the joint venture partner advised Tagalder that it had terminated the agreement due to Tagalder's inability to raise the required financing.

     Tagalder has maintained its mineral licenses in Labrador and has entered into an agreement with Regal Goldfields of Toronto to further explore the property with Regal earning its interest by financing exploration on the property. A drilling program was completed on the property in 1998 and 1999 and the required reports were filed with the regulatory bodies. A five year extension on the licenses was applied for and obtained in December 2000 and sufficient work credits are filed to maintain the licenses in good standing until December 2002. Tagalder and Regal are currently working together to determine the type of appropriate program to be undertaken during the current year to best evaluate the merits of the property. The total value of any work undertaken is not expected to exceed Cdn $150,000 with each party paying 50% of the cost.

     Future plans for Tagalder focus primarily on developing agricultural and technical projects in China and North America while continuing to explore its mineral properties. Tagalder has chosen its areas of operation because management believes that consumer spending in China will accelerate in the next few years as consumer awareness of new products and advancement of new technology combines with a rapid improvement in the general living standards.

     Management of the Company reviewed studies and reports conducted by the Bank of Canada, World Bank, information available on the Internet at www.geographic.org and CommunicationsNow.com, Inc., and studies produced by Proforma Consulting Limited especially for Tagalder. All of these further reinforced Tagalder's decision to seize the opportunity to become involved in project development in China.

     Business between Canada and China is conducted in the U. S. dollar. The exchange rate from rmb to U.S. dollars has remained stable over the past several years fluctuating between 8.27 and 8.30 to US$1.00 during that time. The exchange rate as of December 31, 2001 was 8.2767 for US$1.00.

     There  has been substantial fluctuation between the Canadian dollar and the
U. S. dollar during the same time period, ranging from 1.3385 to 1.6052 per U.S. $1.00 during the time period from July 1995 to December 31, 2001.

     The Company currently has no debt other than normal operating expenses. All creditors have been satisfied, there are no obligations whereby remuneration is paid to directors and officers and there are no mortgages, lease payments, other periodic payments or long term debt except those contained in the requirement to pay a total of US$32,000 per annum to cover all lease and operating expenses of the Emu operation in Peru. Fixed costs for the maintenance of the websites total US$4,150 per annum and any required development costs are estimated to be incurred at the current rate of US$50/hr. Total development costs for the websites are not expected to exceed US$20,000.

     With respect to operations located within China there are currently no restrictions on the repatriation of profits realized from those operations and attributable to the level of interest held by Tagalder. This is of particular significance as Tagalder anticipates revenues from the Tung Shing plywood operation to commence no later than the third quarter of the current fiscal year.

     Neither Canada or China is currently undergoing a period of high inflation nor do analysts expect such a development to occur during the foreseeable future.

     The Central Government of China and the Federal government of Canada are both actively promoting trade and commerce between the two countries. Government agencies such as the Business Development Bank of Canada and CIDA, Canadian International Development Agency, are both providing financial assistance as well as assistance in dealing with the filing of any documentation required in the establishing of trading partnerships. Groups within Canada have raised the issue of violation of human rights in China, however, this has not decreased the number of companies presently setting up trade agreements.

     The Company had no revenues for any of the fiscal years ended 1998, 1999, or 2000. The Company has focused exclusively on the development of its various business segments. Operating losses for the fiscal years ended 1998, 1999, and 2000 were US$328,728, US$139,039, and US$54,457 respectively. Losses for 1998 were primarily due to expenses of US$135,014 for consulting services, US$93,327 for professional fees, US$41,991 for administration services, and US$21,284 for travel. Losses for 1999 included US $72,059 for consulting services, US $17,963 for professional fees, and US $12,132 for administration services. Losses in the year 2000 included US $19,216 for professional fees, US $9,735 for travel, US $7,137 for administration services, and US $5,166 for transfer agent fees. These decreases from 1998 to 2000 were due primarily to the change of management focus away from unprofitable lines of business into new industries, and the Company stayed relatively dormant during certain of those periods. As part of the restructuring, the Company had forgiveness of debt income of US $258,609 in 1999, which resulted in a net income for the year of US $47,279, but which was not reflective of the operations of the Company.

     Administration fees of US $41,991 in 1998 are attributable to the fact that during the fiscal year ended December 1998 Tagalder operated a second office primarily used by the then president of the company and retained the services of a secretary/office manager to assist him on a full time basis. The second office closed and all office services are being provided at the head office of the company. This has resulted in a significant reduction in fees paid for these services during the years ended 1999 and 2000.

     Consulting fees of US $134,014 in the year 1998 resulted primarily from a detailed business plan being produced at the request of management together with ongoing services provided by a director of the company pertaining to the ongoing operations of the mineral properties and the need to locate financing for both the Chinese joint venture and the mineral exploration program. Fees of US $72,059 in 1999 were primarily paid for an extensive marketing plan produced in conjunction with the business plan provided in 1998. No significant studies were undertaken by outside sources during 2000.

     The reduction of office and general expenditures was a direct result of the consolidation of services from two offices to one.

     Professional fees are comprised primarily of legal and auditing fees. Auditing fees have remained stable throughout the 3-year period. During 1998 a significant amount of legal work was performed in the negotiation and preparation of several agreements pertaining to the mineral properties, general corporate legal advise provided under a retainer agreement, assistance in negotiating potential financing, and ongoing negotiations pertaining to the joint venture in China.

     Public relations expenses of US $10,976 in 1998 are comprised primarily of expenses incurred in producing material for the AGM, the cost of holding the meeting and a number of promotional meetings with various brokers and interested shareholders. Expenses have been greatly reduced during the past two years by preparing material "in house" and holding the meeting at the offices of one of the directors at no cost to the company. Meetings with brokers have been primarily by conference call or in small groups at coffee meetings.

     Travel and accommodation during 1998 included expenses in travel to renegotiate terms of the joint venture agreement and by technical staff to assist the Chinese farm management staff in learning the correct method of embryo transfer into recipient host cattle. During 1999 and 2000 travel was primarily to meet with potential purchasers of emu eggs, negotiate agreements with international traders, and to assess new business potential.

     For the quarter ended September 30, 2001, and the nine month period ended September 30, 2001, the Company again had no revenues, and had no revenues for the comparable periods in the years 2000 and 1999. Operating losses were US $18,480, and US $11,722 for each of the quarters ended 2001 and 2000, respectively. Operating losses were US $77,249, and US $13,835 for each of the nine month periods ended September 30, 2001 and 2000. As above, management was focused on restructuring the business of the Company and during this time the Company remained relatively dormant.

Recent  Developments

     Subsequent to the date of the most recent balance sheet, the company received the shareholder and regulatory approvals required to conclude its agreements with both Super Success electronic Company Ltd. and New Dimension Production (HK) Limited, each of Hong Kong, to develop working relationships. As both of these companies are in their first year of operation management cannot yet fully anticipate the impact that either company will have on the financial results of Tagalder.

     The Company also received shareholder and regulatory approval to exercise its right to acquire an additional 20% interest in Tung Shing Development Ltd., Hong Kong, details of which are previously disclosed, increasing its level of ownership to 40%.

     Approval was also received for the conclusion of an agreement whereby the Company, together with Tung Shing Development Ltd., acquired a 75% interest in Puen Luen Shoe Factory. Tung Shing Development Ltd. acquired a 45% interest, while Tagalder directly acquired a 30% interest. Puen Luen was established in 1991 and is located in Shenzen, close to the border with Hong Kong. The factory currently has a labor force of 650 production employees and projected sales for 2001 are US$5 million. At this time the main market for its products is the USA. However, now that China has been admitted as a member of the World Trade Organization, plans are underway to expand its markets to include Canada, Japan and a number of European countries.

LIQUIDITY  AND  CAPITAL  RESOURCES

     The company's cash flow during the current fiscal year will be primarily from income produced by the Emu operation and revenues generated by its interest in Tung Shing. Minimal income is expected from its web site operations during 2000, but these revenues are expected to increase over a three year period (see Business Overview - web site operations). It is expected that this area will be developed during the year to provide a significant source of income in future years. There are no restrictions on the repatriation of profits earned by Tagalder in either Peru of China. It is anticipated that profits produced in Peru will initially be used to expand the operations there.

     The Company has sufficient cash on hand to continue to meet its internal obligations for the balance of the current fiscal year, and management expects that cash flows from operations will be sufficient to meet its future minimum capital requirements. The company has no outstanding loans, mortgages or other debt instruments. It is not the intention of management to enter into any such obligations during the current fiscal year.

     The company has no commitments for capital expenditures and does not intend to enter into any such commitment until its financial position has improved to a level that can sustain such expenditures.

     The Company is a defendant in an action brought by a former president and a company controlled by the former president for salaries in his capacity as president in the approximate amount of US $52,000 and for office services in the approximate amount of US $42,000 provided by that company. The directors are of the opinion that the claim is without merit and the Company has filed a Statement of Defense and Counterclaim for US $34,600 for amounts due from a company controlled by the former president. An offer to negotiate a settlement in this matter has been received from lawyers representing the plaintiffs and is currently being discussed.

     As of December 31, 2000 and 1999, the Company's cash was US $16,566 and US $5,023, respectively. Total current assets as of those same dates was US $21,893 and US $5,573. Total assets for the year ended December 31, 2000 was US $495,303, as compared to US $5,575 for the year ended 1999. As discussed above, the Company underwent a restructuring in 1999, changing management and divesting itself of unprofitable business lines and entering new industries. The assets declined, then increased, as management completed its undertakings. As of December 31, 2000, the emu farm accounted for US $356,663, or 72% of the total assets, while the Internet web sites accounted for US $116,746, or 23% of the total assets. The balance of the Company's total assets consists of US $21,893 (4%) in current assets.

     Total liabilities have decreased from US $558,150 as of December 31, 1998 to US $102,082 as of December 31, 1999, and to US $11,977 as of December 31, 2000. As above, this was primarily due to the Company's restructuring, and the forgiveness of debt of over US $254,000 in 1999.

     As of September 30, 2001, the Company's cash consisted of US $11,031, with total current assets of US $21,756. The total assets were US $1,213,273, consisting of mineral properties (US $2 or 0%), Internet web sites (US $116,746 or 9%), the emu farm operation (US $356,663 or 27%), and the plywood operation (US $718,106 or 59%). Total liabilities as of September 30, 2001 were US $46,966, an increase of US $28,320. The increase was primarily due to the accrual of management fees due for the emu farm operation and advances from potential investors.

RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES,  ETC.

     The Company is not involved in research and development of products, nor does it hold, or has it applied for patents and/or licenses.

TREND  INFORMATION

Emu  Operation

     The Company has an order to supply a total of 3,000 Emu eggs over an eighteen month period to Shantou Fuhua Golden Ratite Farm in China. The price for the eggs has been set at US$130 per egg. The purchaser is required to pay all transportation and insurance charges A total of 1,800 of the eggs will be supplied from the Company's Emu operation in Peru. The only cost involved in supplying these 1,800 will be the US$32,000 per year maintenance charges. The balance of the eggs, 1,200, will be purchased from a Canadian Emu farming operation, Hunter Farms, Brooklin, Ontario at a cost of US$65.00 per egg. Hunter Farms have been producing high quality fertile eggs for the international market since 1987 and has been approved by both Agriculture Canada and the Chinese authorities for the exporting of eggs to China. Net proceeds from the confirmed sale of the eggs will be US$279,000. Management is currently seeking additional buyers for either eggs or livestock produced by the Peru operation.

Website  Operation

     The four web sites acquired by Tagalder are set up both in English and Chinese. They are oriented to travel and business opportunities in both countries. The web sites were acquired to provide Tagalder with a tool to facilitate business transactions between entrepreneurs in China and Canada. These web sites will generate income for Tagalder by way of commissions earned and fees charged for advertising space provided on the web sites. It is expected that, over time, they will attract new contacts that can be exploited for revenue. Tagalder has negotiated two letters of intent pertaining to future business using the web sites and has delivered several pieces of reproduction art, suitable for use in offices and hotels, which are currently being displayed for sale in the cyber cave. It is expected that this business activity will be built up gradually and will generate income without Tagalder being required to invest capital, carry inventory or hire staff. The cost of maintaining the site is minimal and revenues at this time are not determinable therefore no projections are included in this submission.

Plywood  Operation

     Tung Shing has entered into an agreement with a major construction company in China to supply plywood, hardwood and wood flooring totaling 540,000 cubic meters in 2001 with increased amounts to be supplied during 2002 and 2003. It is projected that this will produce an after tax profit of 35,127,349RMB ($6,386,790 Cdn.). Tagalder will receive 20% of these profits ($1,277,358 Cdn.) in accordance with its level of investment in the company. Details of the financial projections for this operation are appended to the Memorandum of Understanding which forms one of the Exhibits.

ITEM  6.          DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

     The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers, and no persons have been elected as a director or officer of the company at the request of any shareholders, customers, suppliers, or others.



NAME. . . . . . . . .  AGE  TITLE
---------------------  ---  -------------------------------------------

L. Murray Eades . . .   70  Chairman of the Board (2000)

Ming-Ngok (Roger) Lam   60  President and Director (1998)

Peter Ka Tsun Chun. .   28  Chief Executive Officer and Director (2000)

Edward Hok-Sin Chan .   55  Secretary, Treasurer, and Director (1998)

Charles Y.S. Kwok . .   55  Vice President and Director (2000)

Tim Kong Cheong . . .   54  Director (2000)

Robert Jamieson Rice.   68  Director (1996)

Maureen Espin . . . .   55  Director (2001)



     L. MURRAY EADES has served as the Company's Chairman of the Board since May 2000, and he previously served as a Director of the Company from 1996 to 1999. Mr. Eades currently maintains a private law practice in Ontario where he has practiced business law for more than 40 years.

     Mr.  Eades  devotes  approximately  15  to  20% of his time to the Company.

     MING-NGOK (ROGER) LAM has served as the Company's President and a Director since April 1998. Mr. Lam presently works exclusively to develop and expand operations for Tagalder both in Canada and in Asia. Using his expertise in information technology, it is anticipated that Mr. Lam will be instrumental in developing the Internet based Asia business operations.

     During the period from 1995 until September 2000 Mr. Lam was an independent consultant providing technical consulting services to a number of clients including Imperial Oil Canada, Ontario Power Genco, Fastron Computer Inc. and others.

     Mr.  Lam  devotes  all  of  his  time  to  the  Company.

     PETER KA TSUN CHUN has served as the Company's CEO and a Director since August 2000. Mr. Chun provides Tagalder with management services in Asia and assistance in obtaining financing and locating future potential joint venture partners for the Company.

     Since 1998 Mr. Chun has been providing consulting services in strategic planning and financing for clients, including the Honk Kong government, located in Honk Kong and China. He is on the board of directors of the following companies: Sun Wealth International Limited; New Dimension Production Limited; Diamond Rich Investment Limited; King Bridge Finance Limited; and Iconzept Limited (financial controller from 1997 to 1998). Mr. Chun is also the President of Morganadams Inc.

     Mr.  Chun  devotes  all  of  his  time  to  the  Company.

     EDWARD HOK-SIN CHAN has served as the Company's Secretary, Treasurer, and as a Director since April 1998. Mr. Chan is a Canadian General Accountant and provides management of the daily operations of the company. Mr. Chan previously owned and operated a supermarket and printing business and is presently involved in the real estate business.

     Mr.  Chan  devotes  approximately  20%  of  his  time  to  the  Company.

     CHARLES Y.S. KWOK has served as a Vice President and Director of the Company since June 2000. Mr. Kwok assists the company in locating potential merger/acquisitions and other business opportunities both in Canada and Asia.

     From 1995 to 1999 Mr. Kwok was a Smart Card China Project Consultant for BIT Integration Technology Inc. During the past 6 years Mr. Kwok has been involved in the import/export business through his company, Sino-Can International Corporation.

     Mr.  Kwok  devotes  approximately  10%  of  his  time  to  the  Company.

     TIM KONG CHEONG has served as a Director of the Company since June 2000. Mr. Cheong spends several months each year in Peru where he is responsible for the development of the Emu farm operation located in Lima, Peru. In addition Mr. Cheong owns and operates a number of restaurants both in Toronto, Canada and Lima, Peru.

     Mr.  Cheong  devotes  approximately  5%  of  his  time  to  the  Company.

     ROBERT JAMIESON RICE has served as a Director of the Company since July 1996. Mr. Rice is a metallurgical engineer and advises the board on exploring and developing its mineral properties located in Labrador, Canada

     For the past 15 years Mr. Rice has specialized in treating mine produced tailings ponds to meet environmental discharge standards on behalf of Eaglebrook Inc. of Canada.

     Mr. Rice devotes a minimal amount of his time to the Company, attends meetings, and is readily available upon request.

     MAUREEN ESPIN has served as a Director of the Company since April 2001. Mrs. Espin is a Canadian General Accountant and is responsible for ensuring compliance with the requirements of the various regulatory bodies having jurisdiction.

    For the past 20 years Mrs. Espin has provided accounting and corporate services to both public and private companies.

     Mrs.  Espin  devotes  approximately  90  to 95% of her time to the Company.

     There are no familial relationships between any of the members of the Board of Directors. No persons have been elected as a director or officer of the company at the request of any shareholders, customers, suppliers, or others.

EXECUTIVE  COMPENSATION

     No directors fees or other financial compensation has been paid to the directors and officers of the Company since its formation in 1996, nor is there any plan outstanding pursuant to which the directors or executive officers will receive such compensation in the current or subsequent years.

     The directors and officers are reimbursed for their out-of-pocket expenses reasonably incurred in connection with their duties to Tagalder.

     All directors and officers participate in an Incentive Share Purchase Option Plan. The plan was established in 1996 and provides for the grant of share purchase options to directors, officers, employees and to other persons or companies providing outside management or consulting services to the company or its subsidiaries. All options currently granted are for the purchase of common shares of stock of the company; all have the same expiry date and exercise price.

Options  are  granted  to  the  individuals  and  in  amounts  set  out  below:

     Tim  Cheong                 225,000
     Peter  Chun                 325,000
     Robert  Rice                225,000
     Charles  Kwok               225,000
     Edward  Chan                325,000
     L.  Murray  Eades           325,000
     Roger  Lam                  325,000
     Maureen  Espin              225,000

     Options were also granted to William Bateman - 100,000. Mr. Bateman is legal counsel for Tagalder.

     All options expire after the close of business on August 31, 2002. If this date falls on a non-business day the expiry date shall be deemed to be the first business day following August 31, 2002. The option price for each optioned share is US$0.10, if exercised prior to September 1, 2001 and US$0.17 if exercised between September 1, 2001 and August 31, 2002. Options can be exercised in whole or in part, at any time, or from time to time prior to the expiration date. Optionees who resign their position with the company shall have a period of 90 days from the date of resignation, or prior to the expiry date, if that date occurs earlier, to exercise their options. At that time the options will expire. As of the date hereof, Mr. Lam has exercised 120,00 of his options, and Messrs. Kwok and Chan have each exercised 80,000 of their options. The balance of the options remain unexercised.

     The Company does not provide pension, retirement or other benefits for its directors, officers or employees.

BOARD  PRACTICES

     Tagalder does not have a remuneration committee. It does have an audit committee. The current members of the audit committee are Robert Rice, Maureen Espin and Edward Chan. The audit committee is required to review the financial statements of the Company and report thereon to the board of directors of the Company prior to their approval under section 158 of the Ontario Business Corporations Act.

EMPLOYEES

     The Company has never had any employees. All services required to be performed are provided on a contractual basis.

ITEM  7.          MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

MAJOR  SHAREHOLDERS

     The following table sets forth, as of December 31, 2001, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.




                Name and Address of                     Amount and Nature of   Percent
Title of Class  Beneficial Owner                        Beneficial Ownership   of Class (1)
--------------  --------------------------------------  ---------------------  ------------

Common . . . .  Kwai Woon Cheung (2)
Stock. . . . .  Hong Kong                                          7,574,345          17.3%

                RDS Hi-Performance Limited (3)(12)
Common  .       Hong Kong                                          5,734,489          13.1%
Stock

Common . . . .  Chan Fai Ieong Ip (4)
Stock. . . . .  Lima, Peru                                         5,336,910          12.2%

                Paul Ng (3)
Common.         Hong Kong                                          3,928,968           9.0%
Stock
                Tung Shing (USA-CAN) Limited (3)
Common .        Hong Kong                                          2,985,266           6.8%
Stock
                Masterpiece Technology Ltd. (5)
Common .        Hong Kong                                          2,857,288           6.5%
Stock

Common          L. Murray Eades
Stock           c/o Tagalder (2000) Inc.
                44 Addington Cres.
                Bramalea, Ontario,                                                     1.6%
                Canada  L6T 2R3                                   698,446 (6)

Common          Ming-Ngok (Roger) Lam
Stock           c/o Tagalder (2000) Inc.
                44 Addington Cres.
 . .      .  .  Bramalea, Ontario,
.. . . . .       Canada  L6T 2R3                                   396,700 (7)          1.0%

                                       24

                Peter Ka Tsun Chun
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common . . . .  Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                   325,000 (6)            *%

                Edward Hok-Sin Chan
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common . . . .  Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                   335,000 (8)            *%

                Charles Y.S. Kwok
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common . . . .  Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                   225,000 (9)            *%

                Tim Kong Cheong
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common . . . .  Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                  225,000 (10)            *%

                Robert Jamieson Rice
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common . . . .  Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                  235,000 (10)            *%

                Maureen Espin
                c/o Tagalder (2000) Inc.
                44 Addington Cres.
Common . . . .  Bramalea, Ontario,
Stock. . . . .  Canada  L6T 2R3                                  310,000 (10)            *%

                All Officers and Directors as a Group
                (8 Persons)                                    2,750,146 (11)          6.0%


(1)     Based  on  43,590,527  shares  outstanding  as  of  December  31,  2001.

(2)     Shares  acquired  under  the  terms  of  the  agreement whereby Tagalder
        acquired  the  30%  interest  in  Pun  Luen     Shoe  Factory.

(3)     Shares  for the above three parties were issued for the acquisition of a
        40%  interest  in  Tung  Shing     Development  Limited.

(4) Shares acquired under the terms of the agreement whereby Tagalder acquired the Emu operation in Peru.

(5) Shares acquired under the terms of the agreement whereby Tagalder acquired the 15% interest in Tagalder Global Innovations Limited.

(6) Includes options for 325,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(7) Includes options for 205,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(8) Includes options for 245,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(9) Includes options for 145,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(10) Includes options for 225,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(11) Includes options to acquire a total of 2,200,000 shares of common stock as set forth in footnotes (7) and (8).

(12) The beneficial owner of the shares held by RDS Hi-Performance Limited is Celia Kwok Yuet Fan, ID number C391156(8), Room 501, Parkes Commercial Ctr., 2-8 Parkes St. Kln. This shareholder has no family or other relationship to Charles Y.S. Kwok, a director of the Company.

     Canadian securities laws prohibit Tagalder from obtaining any information concerning the number of shares held by beneficial holders of stock in the Company. Therefore we are unable to determine whether any individual holds greater than 5% of the shares in the company but chooses to have his shares registered in the name of a brokerage firm.

     No shareholder has different voting rights than those to which all shareholders are entitled.

     Canadian residents hold 20% of the issued and outstanding shares. As a result of the above mentioned restrictions on obtaining information regarding beneficial owners it is impossible to determine exactly how many shareholders are represented by these shares. The number of registered shareholders is 475. An approximate number of total shareholders would be indicated by the number of sets of material required to be mailed by intermediaries at the most recent meeting of shareholders (916) plus the registered shareholders. This would total 1,383.

     There are no arrangements known to the Company which would result in a change of control.

RELATED  PARTY  TRANSACTIONS

     The following transactions were entered into with related parties during the year ended December 31:

                                               2000          1999          1998
                                               ----          ----          ----

Advances from related parties                   _             _          50,556
Legal services provided by a director           _           7,962        76,664
Consulting services provided by a director      _           2,235        76,737
Consulting services provided by a company
Controlled  by  a  director                     _          42,530        47,186
Acquisition of web sites for shares          29,453           _             _

Loans and advances for the years ended December 31:

                                               2000          1999          1998
                                               ----          ----          ----

(a)     Note  payable                            _           3,644       36,430

(b)     Advances:
        Related  parties                         _          50,556       50,556
        Other                                    _            _         211,535

(a) The note payable was unsecured, non-interest bearing and payable on demand. The note was retired during the year ended December 31, 2000

(b) During the year ended December 31, 2000 the parties advancing these funds agreed to convert their debt to 375,000 post consolidated shares at US$0.13 per share as full and complete settlement of the debt.

     Repayment of the other advances was dependent on the successful operation of a joint venture under development. As the joint venture was terminated, the debt was written off.

     During the year ended December 31, 2000 the following shares were issued for the acquisition of assets and to complete a private placement:

1,500,000     shares  were  issued  to  Yat  To  Cheung,  Kowloon, Hong Kong, to complete  a  private  placement  in  an  arms  length transaction.

5,336,910     shares  were issued to Mr. Ip. Lima, Peru, to acquire the Emu farm operation discussed previously. This was an arms length transaction.

1,750,000     shares  were issued to acquire the web sites previously discussed.
              A total of 437,500 were issued to Bonnie Lam, spouse of a director of the Company for her 25% interest in the web sites.
              The balance was issued to Mr. Ming Fung Lam (unrelated) for his 75% interest in the web sites.

     None of the above parties have representation on the Board of Directors or have any management position with the Company.

     Subsequent to the year-end the following shares were issued for the acquisition of a 40% interest in Tung Shing Development Limited:

     2,985,266  to  Tung  Shing  (USA-CAN)  Limited,  Hong  Kong
     4,609,489  to  RDS  Hi-performance  Limited,  Hong  Kong
     1,572,836  to  Kwai  Woon  Cheung,  Hong  Kong

     For  a  30%  interest  in  Puen  Luen  Shoe  factory:
     6,001,509  to  Kwai  Woon  Cheung,  Hong  Kong

     For  a  15%  interest  in  Tagalder  Global  Innovations  Limited:
     2,857,288  to  Masterpiece  Technology  Limited,  Hong  Kong
     1,428,644  to  Vincent  Kun  Jew,  Hong  Kong
     1,428,644  to  Ida,  Yuen  Mei  Wong,  Hong  Kong

     For  a  15%  interest  in  Super  Success  Electronic  Company  Limited:
     1,125,000  to  RDS  Hi-performance  Limited,  Hong  Kong
     1,125,000  to  Chi  Cheung  Chan,  Hong  Kong

     None of the above parties have representation on the Board of Directors or have any management positions with the Company

ITEM  8.          FINANCIAL  INFORMATION

CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION

     The  following  financial  statements  are  provided  herein:

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                              TAGALDER (2000) INC.


     Report  of  Schwartz  Levitsky  Feldman  llp                        F-1

     Consolidated  Balance  Sheets  as  of  December  31,
          1999  and  2000                                                F-2

     Consolidated  Statements  of  Operations  for  the
          years  ended  December  31,  1998,  1999,  and  2000           F-4

     Consolidated  Statements  of  Cash  Flows  for  the  years
          ended  December  31,  1998,  1999,  and  2000                  F-5

     Consolidated Statements of Changes in Stockholders' Equity
          for the years ended December 31, 1998, 1999, and 2000          F-6

     Notes  to  Consolidated  Financial  Statements                F-7  to  F-22



     Unaudited Consolidated Balance Sheets as of September 30,
          2001  and  December  31,  2000                                F-23

     Unaudited  Consolidated  Statements  of  Loss  and  Deficit
          for  the  nine  month  periods  ended  September  30,
          2001,  2000,  and  1999                                       F-24

     Unaudited  Consolidated  Statements  of  Cash  Flows  for
          the  nine  month  periods  ended  September  30,
          2001,  2000,  and  1999                                       F-25

     Notes to Interim Unaudited Consolidated Financial Statements       F-26

SIGNIFICANT  CHANGES

     Since the date of the annual financial statements discussed above the Company has finalized agreements to acquire the following:

- a 40% interest in Tung Shing Development Ltd., which operates a plywood business in China. Consideration for the acquisition was the issuance of 13,096,560 common shares of the Company;

- A 30% interest in Puen Luen Shoe Factory. Consideration for the acquisition was the issuance of 6,001,509 common shares;

- A 15% interest in Tagalder Global Innovations Limited, a division of New Dimension Productions (HK) Limited, a multi-media entertainment production company. Consideration for the acquisition was the issuance of 5,714,576 common shares;

- A 15% interest in Super Success Electronic Company Limited, which manufactures and exports electronic products world wide. Consideration for the acquisition was 2,250,000 common shares.


Item  9.          THE  OFFER  AND  LISTING

     The Common Stock of the Company is currently traded under the symbol TDIG on the Computerized Unlisted Board, which is categorized by the Ontario Securities Commission as a reporting medium and not a trading platform. Our common stock is only traded on a limited or sporadic basis and should not be deemed to constitute an established public trading market. There is no assurance that there will be liquidity in the common stock. Upon the receipt of confirmation by the Company from the United States Securities and Exchange
Commission that this registration statement has been declared effective and without further comment, the Company intends to apply to have its common stock traded on the Over The Counter Bulletin Board maintained by NASDAQ.

     Below is a table indicating the range of high and low transaction price for the common stock for each period indicated within the most recent five fiscal years. The information reflects inter-dealer prices, without retail, markup, markdown or commission and may not represent actual transactions. All prices are in Canadian funds and are pre-split (10:1) prices.



                      PRICES
YEAR  PERIOD          HIGH               LOW


2001  December        Not Available (1)
      November        Not Available (1)
      October         Not Available (1)
      September       Not Available (1)
      August          Not Available (1)
      July            Not Available (1)
      Second Quarter  Not Available (1)
      First Quarter   Not Available (1)

2000  Fourth Quarter  Not Available (1)
      Third Quarter                0.10  0.015
      Second Quarter               0.15   0.10
      First Quarter                0.25   0.05

1999  Fourth Quarter               0.05   0.02
      Third Quarter                0.04   0.01
      Second Quarter               0.01   0.01
      First Quarter                0.04   0.01

1998  Annual                       0.34   0.01

1997  Annual                       0.48   0.33

1996  Annual                       0.70   0.12



(1) On October 1, 2000, the Canadian Dealing Network Ceased operations and the Company was put under the jurisdiction of the Computerized Unlisted Board.
The Company has contacted both the Computerized Unlisted Board and the Ontario Securities Commission requesting historical trading prices, and has been advised by both that the information will not be released to anyone other than the market surveillance section of the Ontario Securities Commission

HOLDERS

     As of December 31, 2001, there were approximately 475 holders of record of the common stock, of which 145 were resident of the United States. The Company is authorized to issue an unlimited number of shares of Common Stock, no par value. Holders of the shares have no preemptive rights. All outstanding shares are fully paid and nonassessable. The transfer agent for the common stock is Equity Transfer Services, Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, Canada M5H3V1, telephone number (416) 361-0930.

DIVIDEND  POLICY

     We have never declared or paid cash dividends on the common stock and anticipate that for the foreseeable future all earnings will be retained as working capital and business expansion. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, our financial condition and general business conditions. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

ITEM  10.     ADDITIONAL  INFORMATION

SHARE  CAPITAL

     The Company has only one class of shares, common shares. The capitalization of the Company is an unlimited number of common shares, no par value. As of December 31, 2001, the Company had 43,590,527 shares issued and outstanding.

SHARE  RECONCILIATION  TABLE  (IN  US  DOLLARS):

Opening  balance,  January  1,  2000               73,359,456     $   844,305
Issued  during  the  year:
     For  private  placement                       15,000,000         100,983
     For  cash                                        300,000           2,020
     Acquisition  of  web  sites                   17,500,000         116,746
     Acquisition  of  Emu  farm  operation         53,369,100         356,663
     Settlement  of  debt                           3,750,000          50,491
     --------------------                          ----------      -----------
                                                  163,278,556      $1,471,208
Consolidation  on  a  10  :  1  basis            (146,950,700)              0
-------------------------------------              ---------------------------
                                                   16,327,856
Additional  shares  issued  on  rounding                   27               0
----------------------------------------          ----------------------------
Outstanding  at  December  31,2000                 16,327,883      $1,471,208

Issued  during  2001
Acquisition of 20% interest in Tung Shing           6,548,280         718,106
Exercise  of  Options                                 280,000          41,316
Acquisition of additional 20% interest
   in Tung Shing                                    6,548,270         712,319
Acquisition of interest in Puen Luen
   Shoe Factory                                     6,001,509         649,291
Acquisition of interest in Super Success
   Electronic  Co.                                  2,250,000         243,423
Acquisition of interest in NDP (HK) Limited         5,714,576         618,249
----------------------------------------------------------------------------

Outstanding  as  at  December  31,  2001           43,590,527      $4,453,912


     During the period from July 11, 1996 to December 31, 2001 a total of US $3,712,016 representing 83% of the capital has been paid for with assets other than cash. There are no shares not representing capital. There are no shares of the Company held by or on behalf of the company itself, or by subsidiaries of the company

     As previously stated options have been granted to directors, senior officers and persons or companies providing services to the company allowing them to collectively purchase a total of 2,200,000 common shares. The expiration date of the option agreements is August 31, 2002. Options exercised prior to September 1, 2001 are at US $0.10 per share. Options exercised after that date but prior to August 31, 2002 are at US $0.17 per share.

     Shares issued during the year 2000, with the exception of the settlement of debt, were issued at a value of US $0.0067 per share. As per a negotiated agreement, settlement of debt was at US $0.0134 per share. Shares issued during the year 2001 were issued at a deemed value of US $0.11 per share. All shares issued are common shares with voting rights of one vote per share at all meetings of shareholders of common shares.

     During the year 2000 the Company underwent a reorganization. As part of that reorganization, at the Annual Meeting of Shareholder on August 30, 2000 the shareholders passed a special resolution to consolidate the issued and outstanding shares of the company on the basis of one new share for ten old shares.

     All issuance of shares of the Company have been initially approved by resolution of the Board of Directors, followed by shareholder approval and the filing of the appropriate forms with all regulatory bodies having jurisdiction.

MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

     (i) The Company was formed on July 11, 1996 by the amalgamation of Tagalder Corporation, a private Ontario Corporation, and L'Air D'Or Corporation a publicly trading Ontario Corporation. Articles of Amalgamation were filed with the Ministry of Consumer and Commercial relations and the newly formed Company, Tagalder Incorporated was registered as Ontario Corporation Number 1190027.

     Item 7 of the Articles state that there is no restriction on the business which the Amalgamated Corporation is authorized to carry on.

     (ii) (a) A director may be present for purposes of determining the presence of a quorum during voting on a proposal in which he is materially interested, He must disclose his involvement in the proposal and refrain from voting on such issues.

              (b) Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled t be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

              (c) The borrowing of funds by the directors is restricted to the purchase or erection of living accommodation for their own purpose or in accordance with a plan for the purchase of shares of the Company. Financial assistance, whether by loan or secured guarantee is limited to the aggregate of the Company's liabilities and stated capital.

              (d) There are no requirements set out pertaining to a mandatory retirement age for directors and/or officers.

              (e)  Directors of the Company are not required to be  shareholders

     (iii) The Company has only one class of shares, common shares. Each share carries the right to one vote at all meetings of the shareholders of that class of shares.

              (a) Subject to the provisions of the Ontario Business Corporations Act and the articles, the board may from time to time declare dividends in cash, securities of the Company or in specie to the shareholders according to their respective rights and interests in the Company. Any dividend unclaimed after a period of six years from the date of declaration shall be forfeited and revert to the Company.

              (b) each share carries the right to one vote at all meetings of the holders of common shares; directors are required to stand for re-election at each Annual General Meeting of Shareholders.

              (c) Shareholders have no rights to share in the profits of the Company other than by distribution of dividends paid in accordance with the Provisions of the Ontario Business Corporations Act and the articles.

              (d) In the event the Company was liquidated all holders of common shares would be entitled to share in any surplus equal to the level of interest held.

              (e)  There  are  no  redemption  provisions

              (f)  There  are  no  sinking  fund  provisions

              (g) There is no shareholder liability to further capital calls by the Company

              (h)  No  such  discriminating  provisions  exist

     (iv) Any changes required to be made to the rights of holders of the stock of the Company would have to be made by filing Articles of Amendment. Special resolutions approving changes to the Articles would require the consent of 66% of the shares voted at any meeting of the shareholders called to approve such action.

     (v) National Policy 41 pertaining to the rights of non-registered shareholders to have the same access to corporate information as registered shareholders supersedes the by-laws of the Company governing the holding of Annual or Special Meetings of Shareholders. Notice of the meeting must be filed with the securities administrators having jurisdiction, stock exchanges and clearing agencies at least 25 days before the record date of the meeting. Proxy related material must be delivered directly or, in the case of non-registered shareholders, through an intermediary to the shareholder a minimum of 25 days before the meeting.

     All registered shareholders may attend the meeting in person or by proxy and cast their vote on each item of business properly brought before the meeting.

     Non-registered shareholders may attend the meeting, However, they may only vote on each item of business by submitting their proxy, in advance of the meeting, to the intermediary who will provide an omnibus proxy for each vote received.

     (vi)    There  are  no  limitations  on  the  rights  to  own  securities

     (vii) There are no provisions that would have the effect of delaying, deferring or preventing a change in the control of the Company.

     (viii) Section 138 of the Ontario Business Corporations Act requires that all shareholders beneficially holding more than 10% of the issued shares of the Company file an Insider Report setting out the number of shares held

     (ix)    Not  applicable

     (x) There are no conditions imposed by the Articles of Amalgamation governing changes in the capital of the Company.

MATERIAL  CONTRACTS

     Each of the Company's material contracts has been described herein, and attached hereto.

EXCHANGE  CONTROLS

     There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for use by the Company's group

     Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to shareholders of the Company there are no restrictions on the remittance of dividends, interests or other payments.

TAXATION

     The discussions summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of
Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U.S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Tagalder (2000) Inc. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U.
S.  tax.

     This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code. The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Revenue Canada and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U. S.

U.S.  FEDERAL  INCOME  TAX  CONSIDERATIONS

     Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

     For U. S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

     The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

     Capital losses are deductible to the extent of capital gains. Individual taxpayers may deduct excess capital losses of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely. Unused capital losses of a corporation may be carried back three years and carried forward five years.

CANADIAN  TAX  CONSIDERATIONS

     Dividends paid or credited, or that the Company deems to pay or credit, on the common shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the common shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of Tagalder.

     An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the tax Act.

     Canada  does  not  currently  impose any estate taxes or succession duties.

DIVIDENDS  AND  PAYING  AGENTS

     Not  applicable.

STATEMENTS  BY  EXPERTS

     Not  applicable.

DOCUMENTS  ON  DISPLAY

     All documents required to be filed by the Company are filed with the Ontario Securities Commission or, where applicable, the Ministry of Consumer and Corporate Relations. All documents filed with the Ontario Securities Commission are available to the public either by written request to the commission or by viewing on the Sedar web site at www.sedar.com.
                                        -------------

ITEM  11.         QUANTITATIVE AND QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

     Tagalder  meets the qualifications of a small business issuer as defined in
Section 230.405 and 240.12b-2 and is therefore not required to provide the information required by Item 11.

ITEM  12.         DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

     Not  applicable.

                                PART II

ITEM  13.         DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES

     Not  applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not  applicable.

ITEM  15.

     Not  applicable.

ITEM  16.

     Not  applicable.

                                    PART III

ITEM  17.          FINANCIAL  STATEMENTS

     The required financial statements are provided herein starting on page F-1.

ITEM  18.         FINANCIAL  STATEMENTS

     The required financial statements are provided herein starting on page F-1.

ITEM  19.     EXHIBITS



ITEM NO.. . .DESCRIPTION
-----------------------------------------------------------------------------------------------------------------------------------

1.1 . . . . .Articles of Incorporation of Sock Fiberglass (Canada) Limited, filed August 16, 1961

1.2          Articles of Amendment to Articles of Incorporation of Sock Fiberglass (Canada) Limited changing its name to L'Air D'Or
             Corporation, filed September 22, 1987

1.3 . . . . .Articles of Incorporation of Tagalder Corporation, filed December 19, 1994

1.4          Articles of Amalgamation of Tagalder Corporation and L'Air D'Or Corporation, filed July 11, 1996, with the surviving entity known as Tagalder Incorporated

1.5          Articles of Amendment to Articles of Incorporation of Tagalder Incorporated effectuating a 1-for-10 reverse stock split and name change to Tagalder (2000) Inc., filed August 31, 2000

1.6 . . . . .Articles of Incorporation of Tagalder Technology Corporation, filed  October 6, 2000

1.7 . . . . .Articles of Incorporation of 1122403 Ontario Ltd., filed March 14, 1995

1.8 . . . . .Bylaws of Tagalder (2000) Inc.

2.1 . . . . .Form Option Agreement.

4.1          Memorandum of Understanding between Criadero Golden Emu/Mr. Chan Fai Ieong Ip and Tagalder Incorporated dated July 6,
             2000 for the acquisition and management of emu farm assets

                                       40

4.2          Purchase and Sale Agreement between Tagalder (2000) Incoporated and  Shantou Fuhua Golden Ratite Farming Co., Ltd.
             dated November 6, 2000 for the sale of emu eggs

4.3          Memorandum of Understanding between Tagalder (2000) Incorporated and Hunter Farm dated November 27, 2000 for the purchase of emu eggs

4.4          Memorandum of Understanding between Teenpro 2000 Inc./Mr. Ming Fung Lam and Tagalder Incorporated dated July 6, 2000 for the acquisition of web sites

4.5 . . . . .Mineral License issued by the Government of Newfoundland and Labrador dated December 11, 1995

4.6          Memorandum of Understanding between Mr. Ng Tung Wo Paul and shareholders of Tung Shing Development Limited and
             Tagalder (2000) Incorporated dated December 18, 2000

4.7 . . . . .Memorandum of Understanding between Pun Luen Shoe Factory and Tung Shing Development Limited

4.8          Memorandum of Understanding between Mr. Chan Chi Cheung and the shareholders of Super Success Electronic Company
             Limited and Tagalder (2000) Incorporated

4.9 . . . . .Memorandum of Understanding between Mr. Ng Tung Wo Paul/Tung Shing (USA-CAN) Ltd. and Tagalder (2000) Incorporated

4.10. . . . .Memorandum of Understanding between Shareholders of Tagalder Global Innovations Ltd. and Tagalder (2000) Incorporated

8.1 . . . . .List of Subsidiaries


                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.




Dated:  February  19,  2002
                                     /s/  L.  Murray  Eades
                                     ___________________________________________
                                     L.  Murray  Eades, Chairman  of  the  Board

                                                 TAGALDER (2000) INC.
                                          (FORMERLY TAGALDER INCORPORATED)
                                         CONSOLIDATED FINANCIAL STATEMENTS
                                   AS OF DECEMBER 31, 2000 AND DECEMBER 31, 1999
                                   TOGETHER WITH REPORT OF INDEPENDENT AUDITORS
                                         (AMOUNTS EXPRESSED IN US DOLLARS)

                                                TAGALDER (2000) INC.
                                         (FORMERLY TAGALDER INCORPORATED)
                                        CONSOLIDATED FINANCIAL STATEMENTS
                                  AS OF DECEMBER 31, 2000 AND DECEMBER 31, 1999
                                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS
                                       (AMOUNTS EXPRESSED IN US DOLLARS)



                                               TABLE  OF  CONTENTS



     Auditors'  Report                                                        1

     Consolidated  Balance  Sheets                                            2

     Consolidated  Statements  of  Operations                                 3

     Consolidated  Statements  of  Cash  Flows                                4

     Consolidated  Statements of Changes in Stockholders' Equity              5

     Notes  to  Consolidated Financial Statements                         6 - 21

                        REPORT  OF  INDEPENDENT  AUDITORS

To the Board of Directors and Stockholders of Tagalder (2000) Inc.
(Formerly  Tagalder  Incorporated)

We have audited the accompanying consolidated balance sheets of Tagalder (2000) Inc. (formerly Tagalder Incorporated) (incorporated in the province of Ontario, Canada) as at December 31, 2000 and 1999 and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the years ended December 31, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the management of Tagalder (2000) Inc. (formerly Tagalder Incorporated). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tagalder (2000) Inc. (formerly Tagalder Incorporated) as at December 31, 2000 and 1999 and the results of its operations and cash flows for each of the years ended December 31, 2000, 1999 and 1998 in accordance with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter also are described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Since the accompanying consolidated financial statements have not been prepared and audited in accordance with generally accepted accounting principles and standards in Canada, they may not satisfy the reporting requirements of Canadian statutes and regulations.

These consolidated financial statements were previously audited by another firm of Chartered Accountants. Their report dated March 5, 2001 has been withdrawn.




Toronto,  Ontario                           /s/ Schwartz, Levitsky, Feldman, LLP
November  28,  2001                                       Chartered  Accountants

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
CONSOLIDATED  BALANCE  SHEETS
AS  AT  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




                                                                                2000         1999

                                                                                 $             $

                                                           ASSETS
CURRENT ASSETS

        Cash                                                                  16,566        5,023
        Prepaids and sundry assets                                             5,327          550
        Advances receivable (note 4)                                               -            -


                                                                              21,893        5,573

MINERAL PROPERTIES (note 5)                                                        2            2

EMU FARM (note 6)                                                            356,662            -

WEB SITES (note 7)                                                           116,746            -



                                                                             495,303        5,575


APPROVED  ON  BEHALF  OF  THE  BOARD

_________________________   Director

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
CONSOLIDATED  BALANCE  SHEETS
AS  AT  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




                                                                                    2000              1999

                                                                                     $                  $
                        LIABILITIES

CURRENT LIABILITIES
    Accounts payable and accrued liabilities (note 8)                             18,646            47,883
    Loans and advances (note 9)                                                        -            55,429

                                                                                  18,646           103,312


                        SHAREHOLDERS' EQUITY (DEFICIENCY)



COMMON STOCK (note 10)                                                         1,475,082           844,399
ACCUMULATED OTHER COMPREHENSIVE LOSS                                            (11,416)            (9,584)
DEFICIT                                                                        (987,009)          (932,552)


                                                                                476,657            (97,737)


                                                                                495,303              5,575


The accompanying notes are an integral part of these consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
CONSOLIDATED  STATEMENTS  OF  OPERATIONS
AS  AT  DECEMBER  31,
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)





                                                       2000                  1999              1998

                                                        $                      $                 $
EXPENSES

   Administrative services                            7,137                12,132            41,991
   Communications                                     1,397                 1,727             2,957
   Consulting                                         1,821                72,059           135,014
   Exploration costs (recovery)                        (241)               16,826                 -
   Office and general                                 4,970                 6,876            13,508
   Professional fees                                 19,216                17,963            93,327
   Public relations                                     481                   205            10,976
   Shareholder information                            4,775                 2,282             5,600
   Transfer agent fees                                5,166                 4,382             4,159
   Travel and accommodation                           9,735                 4,857            21,284


LOSS BEFORE UNDERNOTED ITEMS                        (54,457)             (139,309)         (328,816)

   Forgiveness of debt (note 11)                          -               258,609                 -
   Joint venture under development:
      Write-off of costs (note 12)                        -              (268,394)                -
      Write-off of related debt (note 12)                 -               196,373                 -

NET INCOME (LOSS)                                   (54,457)               47,279          (328,816)
                                                    ========
Net earnings (loss) per common share
   (basic and diluted)                                (0.01)                 0.01             (0.06)
                                                    ========

Weighted average number of common
   shares outstanding, adjusted for
   reverse split of company's stock (1:10)
   on August 30, 2000 (note 10)                  10,333,276             7,085,946         5,827,386
                                                ============            =========         =========




The accompanying notes are an integral part of these consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
AS  AT  DECEMBER  31,
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)





                                                                         2000              1999              1998
                                                                           $                $                  $

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                   (54,457)           47,279           (328,816)
   Adjustments to reconcile net income (loss)
   Forgiveness of debt                                                       -          (258,609)                 -
   Joint venture under development:
      Write-off of costs                                                     -           268,394                  -
      Write -off of related debt                                             -          (196,373)                 -
   Prepaid and sundry assets                                             (4,843)         111,355            (64,707)
   Accounts payable and accrued liabilities                             (27,707)           6,907               (160)
                                                                        --------        ---------          ---------

Net cash used in operating activities                                   (87,007)         (21,047)          (393,683)
                                                                        --------        ---------          ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from loans                                                        -           16,826                  -
   Issuance of common shares                                            103,016           33,652            349,579
   Loans and advances                                                    (3,367)               -             45,841
                                                                        --------        ---------          ---------

Net cash provided by financing activities                                99,649           50,478            395,420

CASH FLOWS FROM INVESTING ACTIVITIES
   Investment:
      Joint venture under development                                         -          (25,797)            (1,244)
                                                                        --------        ---------          ----------
Net cash used in investing activities                                         -          (25,797)            (1,244)
                                                                        --------        ---------          ----------
EFFECT OF FOREIGN CURRENCY EXCHANGE
   RATE CHANGES                                                          (1,099)             186                (69)
                                                                        --------        ---------          ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                11,543            3,820                424
   Cash and cash equivalents, beginning  of year                          5,023            1,203                779
                                                                        --------        ---------          ----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                   16,566            5,023              1,203
                                                                        ========        =========          ==========

   Income taxes paid                                                          -                -                  -
                                                                        ========        =========          ==========

   Interest paid                                                              -                -                  -
                                                                        ========        =========          ==========



The accompanying notes are an integral part of these consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
CONSOLIDATED  STATEMENTS  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY
FOR  THE  YEARS  ENDED  DECEMBER  31,
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




                                              Common Stock                                                      Other
                                              Number of          Common Stock                                   Comprehensive
                                              Shares             Amount                    Deficit              Loss
                                              ------------       -------------             ----------           ---------------

                                                                 $                         $                    $

Balance as of December 31,
   1997                                        5,039,946*            444,342                (651,015)                    5,818
Issuance of common stock
   (note 10)                                   1,296,000*            349,579                       -                         -
Foreign currency translation                           -                   -                       -                    (6,637)
Net loss for the year                                  -                   -                (328,816)                        -


Balance as of December 31,
   1998                                        6,335,946*            793,921                (979,831)                     (819)
Issuance of common stock
   (note 10)                                   1,000,000*             50,478                       -                         -
Foreign currency translation                           -                   -                       -                    (8,765)
Net income for the year                                -                   -                  47,279                         -

Balance as of December 31,
   1999                                        7,335,946*            844,399                (932,552)                   (9,584)
Issuance of common stock
   (note 10)                                   8,991,910             630,683                       -                         -
Foreign currency translation                           -                   -                       -                    (1,832)
Net loss for the year                                  -                   -                 (54,457)                        -


                                              16,327,856           1,475,082                (987,009)                  (11,416)



*Adjusted  for  reverse  split  of  company's  stock  (1:10)  on August 30, 2000

     The accompanying notes are an integral part of these consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




1.     GOING  CONCERN  ASSUMPTION

As at December 31, 2000, certain principal conditions and events are prevalent that indicate that there could be substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. These conditions and events include lack of financing, lack of revenue earned to date, recurring losses and future commitments.

The future viability of the company is dependent on its ability to conclude adequate financing to meet its ongoing commitments until such time as any of its current ventures are operating profitably or other sources of revenue are identified. The company plans to continue its efforts to acquire equity partners and make private placements to fund its operations.

These consolidated financial statements are prepared on the basis that the company will continue as a going concern.


2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

a)     Basis  of  presentation

These  consolidated  financial  statements  include the accounts of the Tagalder
(2000) Inc. ("the company") and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation. A former wholly-owned subsidiary, Sinotag Corporation was disposed of during 2000 for $1 (see note 12).

All  material  inter-company  transactions  have  been  eliminated.

b)     Background  Information

The company was incorporated in Ontario on August 16, 1961 as Sock Fiberglass (Canada) Limited. Sock Fiberglass (Canada) Limited changed its name to L'Air D'Or Corporation on September 22, 1997. On July 11, 1996, L'Air D'Or Corporation amalgamated with Tagalder Corporation, which was incorporated on December 19, 1994. The amalgamated corporation continued under the name of Tagalder Incorporated until August 31, 2000 when the name was changed to Tagalder (2000) Inc.

The company was originally formed as an agricultural company primarily doing business in China. The company is currently concentrating operations raising emu in Peru. The company also holds mineral exploration rights in Labrador and has expanded operations with the acquisition of websites.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

c)     Mineral  properties

The company has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

d)     Cash  and  Cash  Equivalents

Cash and cash equivalents includes cash on hand, amounts due from and to banks, and any other highly liquid investments purchased with a maturity of three months or less. The carrying amounts approximate fair values because of the short maturity of those instruments.

e)     Other  Financial  Instruments

The carrying amount of the companies' accounts receivable and accounts payable approximates fair value because of the short maturity of these instruments.

f)     Long-term  Financial  Instruments

The fair value of each of the companies' long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the companies' current borrowing rate for similar instruments of comparable maturity would be.

g)     Income  taxes

The company accounts for income tax under the provisions of FAS No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

g)     Income  taxes  (cont'd)

Current income tax expense (recovery) is the amount of income taxes expected to be payable (recoverable) for the current year. A deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax losses. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns. Tax law and rate changes are reflected in income in the period such changes are enacted.

h)     Foreign  Currency  Translation

The company maintain its books and records in Canadian dollars. Foreign currency translations are translated using the temporal method. Under this method, all monetary items are translated into Canadian funds at the rate of exchange prevailing at balance sheet date. Non-monetary items are translated at historical rates. Income and expenses are translated at the rate in effect on the transaction dates. Transaction gains and losses are included in the determination of earnings for the year.

The translation of the financial statements from Canadian dollars ("CDN $) into United States dollars is performed for the convenience of the reader. Balance sheet accounts are translated using closing exchange rates in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been, or could be, converted into United States dollars at the rates on the respective dates and or at any other certain rates. Adjustments resulting from the translation are included in the accumulated other comprehensive income (loss) in stockholders' equity.

i)     Earnings  or  Loss  Per  Share

The company adopted FAS No. 128, "Earnings per Share" during fiscal 1998, which requires disclosure on the financial statements of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

j)     Use  of  Estimates

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of assets and liabilities, and correspondingly revenues and expenses, depends on future events, the preparation of consolidated financial statements for any period necessarily involves the use of estimates and assumption. Actual amounts may differ from these estimates. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized herein.

k)     Long-Lived  Assets

The company adopted the provisions of FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. FAS No. 121 requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management used its best estimate of the undiscounted cash flows to evaluate the carrying amount and have determined that no impairment has occurred.

l)     Stock  Based  Compensation

The company has adopted, FAS No. 123, Accounting for Stock-Based Compensation, which introduced the use of a fair value-based method of accounting for stock-based compensation. It encourages, but does not require, companies to recognize compensation expenses for stock-based compensation to employees based on the new fair value accounting rules. The company chose to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the measurement date over the amount an employee must pay to acquire the stock.

m)     Recently  Issued  Accounting  Standards

In June 1998, FAS No. 133 was issued with respect to Accounting for Derivative Instruments and Hedging activities. The requirements of FAS No. 133 was extended to fiscal years beginning January 1, 2001 by FAS No. 137. The company is in the process of evaluating the impact of the application of this standard.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

m)     Recently  Issued  Accounting  Standards  (cont'd)

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 provides guidance on applying accepted accounting principles to revenue recognition issues in financial statements. The company adopted SAB 101 as required by December 31, 2000 and the adoption did not have a material impact on the company's financial position, results of operations or cash flows.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. SFAS No. 140 also includes provisions that require additional disclosures in the financial statements for fiscal years ending after December 15, 2000. This statement is not expected to have a material impact on the company's financial position, results of operations, or cash flows.

In June 2001, the Financial Accounting Standards Board issued SFAS No.141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. The statement is not expected to have a material impact on the company's financial position, results of operations, or cash flows.

The FASB Emerging Issues Task Force ("EITF") has reached a consensus with respect to Issue No. 00-14, "Accounting for Certain Sales Incentives," including point of sale coupons, rebates and free merchandise. The consensus included a conclusion that the value of such sales incentives that results in a reduction of the price paid by the customer should be netted against revenue and not classified as a sales or marketing expense. The statement is not expected to have a material impact on the company's financial position, results of operations, or cash flows.

The provisions of the FASB'S EITF Issue No. 00-10, "Accounting For Shipping and Handling Fees and Costs," requires the Company to report all amounts billed to a customer in a sale transaction as revenue, including those amounts related to shipping and handling. The statement is not expected to have a material impact on the company's financial position, results of operations, or cash flows.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

m)     Recently  Issued  Accounting  Standards  (cont'd)

In April 2001, the EITF reached a consensus with respect to EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor's Products or Services." The consensus included a conclusion that consideration from a vendor to a retailer is presumed to be a reduction to the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. That presumption can be overcome, and the consideration may be characterized as a cost, if certain conditions are met. Such reclassification will reduce sales and gross margin, but will have no impact on operating income or net earnings. The statement is not expected to have a material impact on the company's financial position, results of operations, or cash flows.


3.     COMPREHENSIVE  INCOME  (LOSS)

The company has adopted FAS No. 130 "Reporting Comprehensive Income" as of December 1, 1998 which requires new standards for reporting and display of comprehensive income and its components in the financial statements. However, it does not affect net income or total stockholders' equity. The components of comprehensive income are as follows:





                                                                 2000          1999          1998

                                                                   $             $             $

NET INCOME (LOSS)                                              (54,457)       47,279        (328,817)

OTHER COMPREHENSIVE INCOME (LOSS)

   Foreign currency translation                                 (1,896)       (8,765)         (6,637)

COMPREHENSIVE INCOME (LOSS)                                    (56,353)       38,514        (335,454)


The foreign currency translation adjustments are not currently adjusted for income taxes as the company is located in Canada and the adjustments relate to the translation of the financial statements from Canadian dollars into United States dollars, which are done only for the convenience of the reader as disclosed in note 2(h).

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)





                                                        2000              1999
                                                         $                  $


4.   ADVANCES RECEIVABLE


Advances receivable                                    33,955                -

Less:  allowance for doubtful accounts                (33,955)               -

Advances receivable, net                                    -                -

Advances receivable represent the balance owed to the company from Sinotag Corporation, a former subsidiary.
The company has filed a claim for the amount owing (note 16) and is diligently attempting to recover the amount, though collection cannot be assured.

5.   MINERAL PROPERTIES                                 2000              1999
                                                         $                  $


75% interest in 117 mineral claims in Labrador
subject to a 3% net smelter return on 10 of
these claims, at nominal value                            1                  1

37.48% interest in 133 mineral claims in Labrador, at
nominal value                                             1                  1
                                                      --------           -------
                                                          2                  2


Pursuant to an agreement dated July 1999, Regal Goldfields Limited ("Regal") agreed to acquire up to a 75% interest in the above properties as follows:

- 25% interest for completion of a program estimated at a cost of $168,270 by December 1999. - This 25% interest was earned as of December 1998;
-     Maintaining  the  property  in  good  standing  in  1999;  and
- A further 50% interest in the property by expending a further $1,009,830 on the property
-     on  or  before  December  2000.  This work has not been completed to date.

The agreement provides that Regal will manage the development and exploration of the property in 1999 for a management fee of $16,827 and a further $8,079 in 2000 if Regal continues as manager. No work was done in 2000 or to date and the management fee was not paid.

The mineral properties have been recorded at a nominal value of $1 each as the mineral rights will expire on December 11, 2001 and December 11, 2002 and management currently has no plans to renew their rights.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




6.     EMU  FARM

The company has acquired an Emu farming operation in Peru. The consideration for the purchase price of $356,663 was the issue of 5,336,910 common shares at $0.067 per share.

The  farming  operation  includes  the  following:




                                  2000      1999

                                   $         $

Building . . .                  60,770         -
Fence. . . . .                  40,807         -
Equipment. . .                  30,010         -
Breeding stock                 225,075         -
                              --------      ------

                               356,662         -
                              --------      ------

Amortization will commence in 2001 with the assumption of commercial operations of the farm.

The company has entered an agreement for the management of the farm and the lease of land for three years commencing January 1, 2001 at a cost of $32,000 per year.


7.     WEB  SITES

The company has acquired 5 developed web sites. The consideration for the web sites was the issue of 1,750,000 common shares at $0.067 per share.

These web sites were acquired to promote Chinese culture, trade and travel and to provide revenue resulting from use of these web sites. The cost will be amortized on a straight-line basis over five years, commencing when revenue is first realized.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)



8.     ACCOUNTS  PAYABLE  AND  ACCRUED  LIABILITIES




                                                                     2000              1999
                                                                       $                 $
Accounts payable and accrued liabilities is comprised of
   the following:

Trade payables                                                       6,975            40,954
Accrued liabilities                                                 11,671             6,929
                                                                   --------          --------

                                                                    18,646            47,883
                                                                   --------          --------


9..  LOANS AND ADVANCES
                                                                     2000              1999
                                                                       $                 $

Loan payable, repaid during the year                                     -             3,465

Advances from a related party converted during the
year to 375,000 common shares                                            -            51,964
                                                                   ---------         ---------
                                                                         -            55,429
                                                                   ---------         ---------

10.     COMMON  STOCK

a)     Authorized

       An unlimited number of common shares, no par value

       Issued
                                                                     2000              1999

                                                                       $                 $

                                                                       $                 $

       16,327,856   Common  shares  (1999  -  7,335,946*)          1,475,082         844,399


       *Adjusted  for  reverse  split of company's stock (1:10) on August 30,

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




10.     COMMON  STOCK  (cont'd)

b)     Changes  to  Issued  Share  Capital

Effective August 30, 2000, the company's stockholders approved a 1:10 reverse stock split.






                                                                 Shares                  Shares
                                                                 Number                     $

Balance, December 31, 1997                                     5,039,946*                444,342

   Issued for repayment of debt                                1,296,000*                349,579

Balance, December 31, 1998                                     6,335,946*                793,921

   Issued for cash                                               666,667*                 33,652
   Issued for repayment of debt                                  333,333*                 16,826

Balance, December 31, 1999                                     7,335,946*                844,399

   Issued for cash                                             1,530,000                 103,016
   Exercise of options                                           375,000                  50,498
   Issued for acquisition of emu farm                          5,336,910                 359,340
   Issued for acquisition of web sites                         1,750,000                 117,829
                                                              -----------               ---------

                                                              16,327,856               1,475,082
                                                              -----------               ---------


c)     Stock  Option  Plan

The company has adopted a stock option plan ("the plan") on July 27, 1996 pursuant to which the maximum number of shares which may be optioned under the plan may not exceed 20% of the total of the issued and outstanding common stock less the number previously reserved for issuance or 1,460,000* shares, whichever is greater.

Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the company. Options granted under the plan may be exercisable for up to 5 years, may require vesting and shall be at an exercise price, all as determined by the board.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)



10.     COMMON  STOCK  (cont'd)

c)     Stock  Option  Plan  (cont'd)

If a participant ceases affiliation with the company other than by reason of death, termination for cause, retirement at normal retirement age or upon the optionee's ceasing to be a director other than by reason of death, removal or disqualification by law, the option remains exercisable by the participant for a period of 90 days or the expiry date whichever occurs earlier. If the optionee dies while employed by the company or while serving as a director, the options remain exercisable for a period of 180 days or the expiry date whichever occurs earlier. Termination for cause or removal or disqualification by law results in immediate termination of the option.

Options granted under the plan by the directors of the compensation committee, may be exercised with cash.

On September 1, 2000, all previously unexercised options were cancelled and 2,900,000 new options were granted at an exercise price of CDN $0.15 prior to September 1, 2001 and CDN $0.25 for the period from September 1, 2001 to August 31, 2002.




                                             Shares
                                             Available               Shares Subject                Option
                                             For Grant               to Options                    Prices
                                             ---------               --------------                ------

Outstanding at December 31, 1997              313,595*                 420,000*         $CDN        0.50*
   Granted                                   (220,000)*                220,000*                     0.50*
   Exercised                                       -                         -                         -
   Expired                                    140,000*                (140,000)*                    0.50*
   Cancelled                                        -                        -                         -
                                             ---------                --------------               ------

Outstanding at December 31, 1998              233,595*                 500,000*                     0.50*
   Granted                                    (50,000)*                 50,000*                     0.50*
   Exercised                                        -                        -                         -
   Expired                                    280,000*                (280,000)*                    0.50*
   Cancelled                                        -                        -                         -
                                             ---------                --------------               ------
Outstanding at December 31, 1999              463,595*                 270,000*                     0.50*
   Amendment                                3,200,000                        -                         -
   Granted                                 (2,525,000)               2,525,000                      0.15
   Granted                                   (375,000)                 375,000                      0.20
   Exercised                                        -                 (375,000)                     0.20
   Expired                                          -                        -                         -
   Cancelled                                 (463,595)*               (270,000)*                    0.50*
                                             ---------                --------------               ------
Outstanding at December 31, 2000              300,000                2,525,000                      0.15
                                             ---------                --------------               ------


TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




10.     COMMON  STOCK  (cont'd)

c)     Stock  Option  Plan  (cont'd)

Pro-forma information regarding net income and earnings per share is required by FAS No. 123 - "Accounting for Stock Based Compensation" and has been determined as if the company had accounted for its employee stock options based on fair values at the grant date for options granted under the Plan. The company's pro-forma information for the year ended December 31, 2000 would have been as follows:




                                                                             2000             2000
                                                                             ----             ----

                                                                          As Reported        Pro-Forma
                                                                          -----------        ---------

Loss from continuing operations. . . . . . . . .                          $ (54,457)         $(279,657)
Basic and diluted EPS from continuing operations                          $   (0.01)         $   (0.03)

                                                                             1999             1999
                                                                             ----             ----

                                                                          As Reported        Pro-Forma
                                                                          -----------        ---------

Income from continuing operations. . . . . . . .                          $  47,279          $  46,279
Basic and diluted EPS from continuing operations                          $    0.01          $    0.01

                                                                             1998             1998
                                                                             ----             ----

                                                                          As Reported        Pro-Forma
                                                                          -----------        ---------

Loss from continuing operations. . . . . . . . .                          $(328,816)         $(345,516)
Basic and diluted EPS from continuing operations                          $   (0.06)         $   (0.06)


The fair value of each option grant used for purposes of estimating the pro-forma amounts summarized above is based on the grant date using the Black-Scholes option pricing model.


11.     FORGIVENESS  OF  DEBT

During 1999, the company and certain of its creditors entered into agreements whereby the amounts owing to them were settled at rates ranging from 10% to 40% of the original debt.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)



12.     JOINT  VENTURE  UNDER  DEVELOPMENT

During 1999, the company received notice from its joint venture partner that the agreement with Teiling City in China was terminated as a result of being unable to raise required funding. Accordingly, all assets associated with the joint venture were written off.

As well, an outstanding loan that was repayable contingent upon the success of the joint venture was written off.


13.     INCOME  TAXES

The  components  of  deferred  tax  assets  and  liabilities  are  as  follows:





                                              2000              1999              1998

                                               $                  $                 $
Deferred tax assets:

Net operating loss carryforwards            248,000           211,000           211,000
Net capital loss carryforwards .            128,000            11,000            11,000
                                            -------           -------           -------

Total deferred assets. . . . . .            376,000           222,000           222,000
Less:  valuation allowance . . .           (376,000)         (222,000)         (222,000)
                                            -------           -------           -------

Net deferred tax asset . . . . .                  -                 -                 -



The company has accumulated losses for income taxes purposes amounting to $563,021, which may be carried forward to reduce taxable income in future years.
The potential future income tax benefits have not been recognized in these financial statements. The deductibility of these losses expires as follows:

2003                                                                       $     15,286
2004                                                                            135,135
2005                                                                            329,355
2006                                                                                167
2007                                                                             83,078
                                                                           ------------

                                                                           $    563,021
                                                                           ============


In addition, as at December 31, 2000, the company has net capital loss carry forwards of $290,605 which may be used to offset any future capital gains.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)



14.     SUPPLEMENTAL  DISCLOSURE  OF  CASH  FLOW  INFORMATION

Non-monetary  transactions:



                                                                  2000              1999         1998

                                                                    $                 $           $

Shares issued for repayment of debt                                   -            16,826            -
Shares issued for acquisition of emu farm                       359,340                 -            -
Shares issued for acquisition of web sites                      117,829                 -            -
Options issued to settle debt                                    50,498                 -            -
Forgiveness of debt                                                   -          (258,609)           -
Write-off of joint venture costs                                      -           268,394            -
Forgiveness of joint venture debt                                     -          (196,373)           -


15.     RELATED  PARTY  TRANSACTIONS

The following transactions were entered into with related parties during the period:

                                                                                    2000         1999

                                                                                     $            $

Legal services provided by a director                                                   -        7,962
Consulting services provided by a director                                              -        2,235
Consulting services provided by a company
   controlled by a director                                                             -       42,530
Acquisition of web sites for common stock                                          29,453            -



16.     CONTINGENT  LIABILITY

The company is a defendant in an action commenced by a former president and a company controlled by the former president for salaries in his capacity as president in the approximate amount of $52,000 and for office services in the approximate amount of $42,000, provided by that company.

The directors are of the opinion that the claim is without merit and the company has filed a Statement of Defense and a counterclaim for approximately $34,000. Since the amount of the loss, if any, cannot reasonably be estimated, no provision has been made in the accounts.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




17.     SEGMENTED  INFORMATION

The company has adopted FAS No. 131 - "Disclosures about segments of enterprise and related information".

a)     The  breakdown  of  net  income  (l0ss) by geographic area is as follows:




                            2000                 1999               1998

                             $                    $                  $

Canada                   (54,457)             (139,309)          (328,816)
China                          -               186,588                  -
                        ---------            ----------          ---------

                         (54,457)               47,279           (328,816)
                        =========            ==========          =========

b)     The  breakdown  of  identifiable assets by geographic area is as follows:



                                                 2000               1999

                                                  $                  $

Canada                                         138,641              5,575
Peru                                           356,662                  -
                                              ---------            -------

                                               495,303              5,575
                                              =========            =======


18.     SUBSEQUENT  EVENTS

a) Pursuant to an agreement dated January 8, 2001, the company purchased a 20% interest of Tung Shing Development Limited ("TSD"). TSD is a Hong Kong registered company in the business of investment, import/export, and general trading in the plywood business. The interest was purchased through the issuance of 6,548,280 of the company's stock at an agreed price of $0.17 Canadian per share. The company purchased an additional 20% interest of TSD on June 18, 2001 through the issuance of 6,274,894 of the company's stock at an agreed price of $0.17 Canadian per share. The transaction will be accounted for using the equity method.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2000  AND  1999
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)




18.     SUBSEQUENT  EVENTS  (cont'd)

b) Pursuant to an agreement dated March 28, 2001, the company purchased a 15% interest of Super Success Electronic Company Limited ("SSE"). SSE is a Hong Kong registered company in the business of manufacturing and exporting electronic products. The interest was purchased through the issuance of 2,250,000 of the company's stock at an agreed price of $0.17 Canadian per share. The acquisition will be accounted for using the equity method.

c) Pursuant to an agreement dated April 26, 2001, the company purchased a 15% interest of Tagalder Global Innovations Ltd. ("TGI"). TGI is a Hong Kong registered company involved in multi-media entertainment. The interest was purchased through the issuance of 5,714,576 of the company's stock at an agreed price of $0.17 Canadian per share. The acquisition will be accounted for using the equity method.

                              TAGALDER ( 2000) INC.
                        (FORMERLY TAGALDER INCORPORATED)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2001
                       (Amounts expressed in U.S. dollars)

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED

INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
--------------------------------------------

SEPTEMBER  30,  2001                                                     PAGE
--------------------                                                     ----
(Unaudited)
(Amounts  expressed  in  US  dollars)

Interim Consolidated Balance Sheets as at September 30, 2001
And  December  31,  2000                                                  1

Interim Consolidated Statements of Operations for the nine
months  ended  September 30, 2001 and September  30,  2000                2

Interim Consolidated Statements of Operations for the three month
Period July 1 to September 30, 2001 and July 1 to September 30, 2000      3

Interim  Consolidated  Statements  of  Cash  Flows  for  the  nine
months  ended  September  30,  2001  and  September  30,  2000            4

Interim Consolidated Statements of Stockholders Equity for the nine
months  ended  September  30,  2001  and  September  30,  2000            5

Condensed  Notes  to  Interim  Consolidated  Financial  Statements        6




TAGALDER (2000) INC.
(Formerly Tagalder Incorporated)


Interim, Unaudited Consolidated Balance Sheets
-------------------------------------------------------------------
As at September 30, 2001 and December 31, 2000. . . . . . . . . . .         2001         2000
-------------------------------------------------------------------  ------------  -----------
(Amounts expressed in U.S. dollars) . . . . . . . . . . . . . . . .            $             $


ASSETS
Current assets:
      Cash. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      11, 031       16,566
      Accounts receivable . . . . . . . . . . . . . . . . . . . . .        2,074            -
      Advances receivable . . . . . . . . . . . . . . . . . . . . .            -            -
      Prepaid expenses & deposits . . . . . . . . . . . . . . . . .        8,651        5,327
                                                                          21,756       21,893

MINERAL PROPERTIES AND DEFERRED COSTS . . . . . . . . . . . . . . .            2            2

INTEREST IN TUNG SHING DEVELOPMENT CORP.. . . . . . . . . . . . . .      718,106            -

EMU FARM. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      356,663      356,662

WEB SITES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      116,746      116,746

                                                                       1,213,273      495,303

LIABILITIES
Current liabilities:
      Accounts payable and accrued liabilities. . . . . . . . . . .       46,966       18,646
      Advances. . . . . . . . . . . . . . . . . . . . . . . . . . .            -            -

                                                                          46,966       18,646

SHARE CAPITAL AND DEFICIT
SHARE CAPITAL . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,234,504    1,475,082

FOREIGN CURRENCY TRANSLATION ADJUSTMENT . . . . . . . . . . . . . .       (3,939)     (11,416)

DEFICIT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (1,064,258)    (987,009)
                                                                       1,166,307      476,657

                                                                       1,213,273      495,303

See condensed notes to unaudited consolidated financial statements

Approved  by  the  board:

"Roger  Lam"
______________  Director


"Tim  Cheong"
______________  Director

TAGALDER  (2000)  INC.
FORMERLY  TAGALDER  INCORPORATED

INTERIM  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
-------------------------------------------------



For the nine period ended September 30. . .      2001       2000
(Amounts expressed in U.S. dollars) . . . .        $          $

EXPENSES:
      Farm management expenses. . . . . . .    24,000          0
      Administration services and salaries.     8,809      2,394
      Bank charges and interest . . . . . .       346         18
      Exploration costs . . . . . . . . . .         0          0
      Licences, taxes & fees. . . . . . . .       962          0
      Commissions paid. . . . . . . . . . .         0          0
      Consulting. . . . . . . . . . . . . .    21,243      1,798
      Office and general. . . . . . . . . .     3,054        332
      Professional fees . . . . . . . . . .    15,221      1,932
      Public relations. . . . . . . . . . .       325          0
      Shareholder information . . . . . . .       919      4,488
      Transfer agents' fees . . . . . . . .     2,370      2,873
      Travel and accommodation. . . . . . .         0          0


NET INCOME (LOSS) . . . . . . . . . . . . .    77,249     13,835




BASIC AND DILUTED LOSS PER SHARE. . . . . .   (0.0033)   (0.0018)



Weighted  average  number  of  common
shares  outstanding                        23,276,136  7,335,946

TAGALDER  (2000)  INC.
FORMERLY  TAGALDER  INCORPORATED

INTERIM  CONSOLIDATED  STATEMENTS  OF  OPERATION
------------------------------------------------

For the three month period July 1 to September 30,          2001     2000
(Amounts  expressed  in  US  dollars)
-------------------------------------


EXPENSES:
      Farm  management  expenses                            8,000        0
      Administration  services  and  salaries               2,945    1,717
      Bank  charges  and  interest                            194        0
      Licences  taxes  and  fees                              962        0
      Consulting                                            2,975    1,798
      Office  and  general                                    812      363
      Professional  fees                                    1,917    1,932
      Public  relations                                         0        0
      Shareholder  information                                567    4,050
      Transfer  agent  fees                                   792      674
      Travel  and  accommodation                                0        0
--------------------------------------------------------------------------

NET  LOSS  FOR  THE  PERIOD                                19,164   10,534

TAGALDER (2000)  INC.
FORMERLY  TAGALDER  INCORPORATED

CONSOLIDATED  STATEMENT  OF  CHANGES  IN  FINANCIAL  POSITION
-------------------------------------------------------------



For the nine month period ended September 30,. .            2001         2000
(AMOUNTS EXPRESSED IN US DOLLARS). . . . . . . .             $            $

CASH WAS PROVIDED BY (USED FOR):
      OPERATING ACTIVITIES:
          Net loss . . . . . . . . . . . . . . .          (77,249)     (13,835)
          Items not affecting cash:
             Loss on disposal of capital assets.                0            0
                                                          (77,249)     (13,835)


CASH WAS PROVIDED BY (USED TO FINANCE) CHANGES
IN THE FOLLOWING WORKING CAPITAL ITEMS:
      Prepaid expenses recovered . . . . . . . .           (3,325)        (226)
      Accounts receivable. . . . . . . . . . . .           (2,074)     (66,969)
      Accounts payable . . . . . . . . . . . . .           28,320       (9,745)
                                                           22,921      (76,940)
                                                         ----------  ----------
                                                          (54,328)     (90,775)

FINANCING ACTIVITIES
      Issue of common shares . . . . . . . . . .          759,422      573,409
      Related party advances . . . . . . . . . .                0       (2,221)
                                                          759,422      571,188


INVESTING ACTIVITIES:
      Investment in Tung Shing Development . . .         (718,106)           0
      Joint venture under development. . . . . .                0            0
      Exploration costs recovered (incurred) . .                0            0
      Acquisition of emu farm. . . . . . . . . .                0     (356,663)
      Acquisition of web sites . . . . . . . . .                0     (116,746)
                                                         (718,106)    (473,409)


FOREIGN CURRENCY TRANSLATION ADJUSTMENT. . . . .            7,477         (194)

CHANGE IN CASH POSITION. . . . . . . . . . . . .           (5,535)       6,810

Cash position, beginning of period . . . . . . .           16,566        5,023

CASH POSITION, END OF PERIOD . . . . . . . . . .           11,031       11,833

INCOME  TAXES  PAID                                             -            -

                                                                -            -

INTEREST  PAID                                                  -            -

                                        4


TAGALDER  (2000)  INC.
(formerly  Tagalder  Incorporated)

Interim  Consolidated  Statement  of  Changes  in  Stockholders'  Equity
------------------------------------------------------------------------
For  the  nine  month  period  ended  September  30,  2001
(AMOUNTS  EXPRESSED  IN  US  DOLLARS)
(UNAUDITED)





                                  Common stock                             Other
                                  Number of     Common stock               Comprehensive
                                  Shares        Amount        Deficit      Loss
                                  ------------  ------------  -----------  --------------

Balance as of December
31, 1999 . . . . . . . . . . . .   7,335,946*      844,399     (932,552)       (9,584)
Issuance of common
Stock. . . . . . . . . . . . . .   8,991,910       630,683            -             -
Foreign currency
Translation. . . . . . . . . . .           -             -            -        (1,832)
Net loss for the year. . . . . .           -             -      (54,457)            -

Balance as of December
31, 2000 . . . . . . . . . . . .  16,327,856     1,475,082     (987,009)      (11,416)
Issuance of common
Stock. . . . . . . . . . . . . .   6,948,280       759,422            -             -
Foreign currency                                                                6,166
Net loss for the period. . . . .           -             -      (77,249)            -


Balance as of
September 30, 2001                23,276,136     2,234,504   (1,064,258)       (5,250)


TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED

CONDENSED  NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
------------------------------------------------------------------

AS  OF  SEPTEMBER  30,  2001
----------------------------
(Amounts  expressed  in  US  dollars)
(Unaudited)

1.     NOTES  TO  CONSOLIDATES  FINANCIAL  STATEMENTS

The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of recurring accruals) considered necessary for fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. Interim statements should be read in conjunction with the Company's annual audited financial statements

The unaudited consolidated financial statements include the accounts of Tagalder
(2000) Inc, ("the company") and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation respectively.

2.     GOING  CONCERN  ASSUMPTION

As at September 30, 2001, certain principal conditions and events are prevalent that indicate that there could be substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. These conditions and events include lack of financing, lack of revenue earned to date, recurring losses and future commitments.

The future viability of the company is dependent upon its ability to conclude adequate financing to meet its ongoing commitments until such time as any of its current ventures are operating profitably or other sources of revenue are identified. The company plans to continue its efforts to acquire equity partners and make private placements to fund its operations.

These consolidated financial statements are prepared on the basis that the company will continue as a going concern.

3.     INVESTMENT  IN  TUNG  SHING  DEVELOPMENT  LIMITED,  AT  COST

The Company has acquired a twenty percent (20%) interest in Tung Shing Development Ltd., located in Hong Kong. The consideration for the purchase price of $718,106 was the issue of 6,548,280 common shares at an agreed price of $0.17 Canadian per share.

The Company has been active in investment, import and export and international trade for more than 20 years. Amongst other operations, Tung Shing is the majority shareholder in a plywood factory that has entered into an agreement to supply plywood and other wood products to a major construction company located in China.

4.     CONTINGENT  LIABILITY

The company is a defendant in an action commenced by a former president and a company controlled by the former president for salaries in his capacity as president in the approximate amount of $52,000 and for office services in the approximate amount of $42,000 provided by that company.

The directors are of the opinion that the claim is without merit and the company has filed a Statement of Defense and a counterclaim for approximately $34,000. Since the amount of the loss, if any, cannot reasonably be estimated, no provision has been made in the accounts.

                              TAGALDER (2000) INC.


                         TUNG SHING DEVELOPMENT LIMITED
                        REPORTS AND FINANCIAL STATEMENTS
                               FOR THE YEAR ENDED
                                31ST MARCH, 2001

                         TUNG SHING DEVELOPMENT LIMITED
                             REPORT OF THE DIRECTORS

     The directors present herewith their report together with the audited financial statements of the company for the year 31st March, 2001.

PRINCIPAL  ACTIVITIES

     The principal activities of the company are trading in plywood products and investment holding.

RESULTS  AND  DIVIDENDS

     Loss after taxation for the financial year of the company and the state of affairs of the company at the financial year end are shown in the attached financial statements.

     The directors do not recommend the payment of a final dividend for the year.

DIRECTORS

     The  directors  of  the  company  during  the  financial  year  were:
          Ng,  Tung  Wo  Paul          (appointed  on  20th  September,  2000)
          Tung  Shing  (USA-CAN)
            Limited                    (appointed  on  20th  September,  2000)
          Ng,  Ting  Tong              (resigned  on  20th  September,  2000)
          Ng,  Wong  Mei  Hing         (resigned  in  20th  September,  2000)

     On 5th June, 2001, Mr. Chan, Wai Chung Daniel and Mr. Chun, Ka Chun Peter were appointed directors of the company.

     Save as aforesaid, there has been no other changes in directors since 1st April, 2001 and up to the date of this report.

     In accordance with article 7 of the company's articles of association, all current directors shall retire and are eligible for re-election at the forthcoming annual general meeting.

MANAGEMENT  CONTRACTS

     No contracts concerning the management and administration of the company were entered into or existed during the financial year.

DIRECTORS'  INTEREST  IN  CONTRACTS

     No contract of significance to which the company or any of its subsidiaries were parties and in which a director had a material interest, whether directly of indirectly, subsisted at the end of the financial year or at any time during the financial year.

                         TUNG SHING DEVELOPMENT LIMITED
                             REPORT OF THE DIRECTORS



ARRANGEMENTS  TO  PURCHASE  SHARES  OR  DEBENTURES

     At not time during the financial year was the company or any of its subsidiaries a party to any arrangement to enable the directors of the company to acquire benefits by means of the acquisition of shares in or debentures of the company or any other body corporate.

AUDITORS

     The financial statements have been audited by Chang Leung Hui & Li C.P.A. Limted, who retire and, offer themselves for re-appointment.


                         On  behalf  of  the  Board,



                         Chairman

Hong Kong

AUDITORS'  REPORT
TO  THE  DIRECTORS  OF  TUNG  SHING  DEVELOPMENT  LIMITED
(INCORPORATED  IN  HONG  KONG  WITH  LIMITED  LIABILITY)


     We have audited the financial statements on pages 5 to 12 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE  RESPONSIBILITIES  OF  DIRECTORS  AND  AUDITORS

     The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

     It is our responsibility to form and independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS  OF  OPINION

     We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

AUDITORS'  REPORT
TO  THE  DIRECTORS  OF  TUNG  SHING  DEVELOPMENT  LIMITED
(INCORPORATION  IN  HONG  KONG  WITH  LIMITED  LIABILITY)


OPINION

     In our opinion, the financial statements give a true and fair view of the state of the company's affairs as at 31st March, 2001 and of the its loss for the year then ended and have been properly prepared in accordance with the Companies Ordinance.






                         CHANG  LEUNG  HUI  &  LI  C.P.A.  LIMITED
                         Certified  Public  Accountants


                         Luk,  Sai  Yan
                         Practicing  Certificate  Number  P1963

                         TUNG SHING DEVELOPMENT LIMITED
                      BALANCE SHEET AS AT 31ST MARCH, 2001



                                                                2001            2000
NON-CURRENT ASSETS                             NOTE  HKS              HKS
-----------------------------------            ----  ---------------  ---------------


Fixed Assets                                      2              215           4,683
-----------------------------------            ----  ---------------  ---------------
Interest in an associate                          3                -          38,821
-----------------------------------            ----  ---------------  ---------------
Other investments                                 4                -      20,534,317
-----------------------------------            ----  ---------------  ---------------
                                                                 215      20,577,821

CURRENT ASSETS
-----------------------------------


Other investments                                 4       20,534,317               -
-----------------------------------            ----  ---------------  ---------------
Trade and other receivables                                  525,352               -
-----------------------------------                  ---------------  ---------------
Deposits and prepayments                                      39,400          40,917
-----------------------------------                  ---------------  ---------------
                                                             137,945          21,193
Cash and cash equivalents                                -----------      ----------
-----------------------------------                  ---------------  ---------------
                                                          21,327,014          62,110
                                                           =========          ======
                                                     ---------------  ---------------


LESS: CURRENT LIABILITIES
-----------------------------------


Trade and other payables                                     537,110          10,000
-----------------------------------                  ---------------  ---------------
                                                                   -       4,692,568
Amounts due to shareholders                              -----------   -------------
-----------------------------------                  ---------------  ---------------
                                                             537,110       4,702,568
                                                            ========       =========
                                                     ---------------  ---------------


                                                          20,699,904      (4,640,458)
NET CURRENT ASSETS/(LIABILITIES)                     ---------------  --------------
-----------------------------------                  ---------------  ---------------
                                                          20,700,119      15,937,363
NET ASSETS                                           ---------------  --------------
-----------------------------------                  ---------------  ---------------


CAPITAL AND RESERVE
-----------------------------------


Issued capital                                    5       19,800,000      15,000,000
-----------------------------------            ----  ---------------  ---------------
Retained profits                                             900,119         937,363
-----------------------------------                  ---------------  ---------------


Approved by the board of directors
-----------------------------------


DIRECTOR. . . . . . . . . . . . . .  DIRECTOR             20,700,119      15,937,363
-----------------------------------  --------        ---------------  ---------------

                         TUNG SHING DEVELOPMENT LIMITED
                                INCOME STATEMENT
                       FOR THE YEAR ENDED 31ST MARCH, 2001



                                                      2001           2000
                                         NOTE  HKS           HKS
                                         ----  ------------  -------------


TURNOVER. . . . . . . . . . . . . . . .     6      525,352        317,497
---------------------------------------  ----  ------------  -------------
Cost of sales                                     (496,860)      (311,270)
---------------------------------------        ------------  -------------


                                                    28,492          6,227
                                               ------------  -------------
Other revenue and income. . . . . . . .     7           16        810,404
---------------------------------------  ----  ------------  -------------
                                                    28,508        816,631
                                               ------------  -------------


Distribution cost                                        -         (3,306)
---------------------------------------        ------------  -------------
Administration cost                                (65,752)      (669,877)
---------------------------------------        ------------  -------------


(Loss)/Profit from operation before tax     8      (37,244)       143,448
---------------------------------------  ----  ------------  -------------
                                                         -              -
Taxation                                    9  -----------   ------------
---------------------------------------  ----  ------------  -------------
Net (loss)/profit for the year                     (37,244)       143,448
---------------------------------------        ------------  -------------
Profits brought forward                            937,363        793,915
---------------------------------------        ------------  -------------
Profits carried forward                            900,119        937,363
---------------------------------------        ------------  -------------





Net (loss)/profit for the year represents (loss)/profit from ordinary activities.

No separate statement of recognized gains and losses has been prepared as the net (loss)/profit for the year is the only component of such statement.

                         TUNG SHING DEVELOPMENT LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED 31ST MARCH, 2001

1.     PRINCIPAL  ACCOUNTING  POLICIES

     (A)  STATEMENT  OF  COMPLIANCE

          These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the company is set out below.

     (B)  BASIS  OF  PREPARATION  OF  THE  FINANCIAL  STATEMENTS

          The measurement basis used in the preparation of the financial statements is historical cost.

     (C)  FIXED  ASSETS  AND  DEPRECIATION

          Fixed  assets  are  stated  at  cost  less  accumulated  depreciation.

          Subsequent expenditure relating to a fixed asset that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognized as an expense in the period which it is incurred.

          Gains or losses arising from the retirement on disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the income statement on the date of retirement or disposal. On disposal of fixed assets, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

          Depreciation on fixed assets is provided to write off the cost of fixed assets over their estimated useful lives on the straight line basis at the rate of 20% per annum.

     (D)  REVENUE  RECOGNITION

          Revenue is recognized when it is probable that the economic benefits will flow to the group and when the revenue can be measured reliably, on the following bases:

     (i) Sale of goods is recognized when the risks and rewards of ownership of the goods are transferred to the customers;
     (ii) Interest income is recognized on a time proportion basis, based on the principal amount outstanding and at the applicable interest rate;

     (iii) Revenue in respect of disposal of fixed assets is recognized when the significant risks and rewards of ownership have been transferred to the buyer.

                         TUNG SHING DEVELOPMENT LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED 31ST MARCH, 2001

1.     PRINCIPAL  ACCOUNTING  POLICIES  (CONTINUED)

     (E)  FINANCE  LEASES

          Leases where substantially all the risks and rewards of ownership of assets, other than legal title, are transferred to the lessee are accounted for as finance leases.

          Assets acquired under finance leases are capitalized at their fair market values at the date of acquisition and are depreciated on the basis as indicated if (f) above. The corresponding finance lease commitments are recorded as obligations under finance leases. The finance charges, which represent the difference between the total finance lease commitment and the fair value of the asset acquired, are charged to the income statement using the straight-line method over the period of the respective leases.

     (F)  OPERATING  LEASES

          Leases where substantially all risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases.

          Rental income and expense in respect of operating lease is credited or charged respectively to the income statement on the straight line basis over the period of the lease.

     (G)  TRANSLATION  OF  FOREIGN  CURRENCY

          Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Foreign currency transactions during the period are converted into United States dollars at rates ruling at the date of the transactions. All exchange differences are dealt with in the income statement.

     (H)  DEFERRED  TAXATION

          Deferred taxation is calculated under the liability method in respect of the taxation effect arising from all significant timing differences which are expected with reasonable probability to crystallise in the foreseeable future.

          Future deferred tax benefits are recognized unless their realization is assured beyond reasonable doubt.

     (I)  RELATED  PARTIES

          Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control of common significant influence.

                         TUNG SHING DEVELOPMENT LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED 31ST MARCH, 2001.



2.  FIXED  ASSETS



                           FURNITURE AND FIXTURES
                           ----------------------
                           HKS
                           ----------------------


COST
-------------------------
                                          141,072
At 1.4.2000 and 31.3.2001               =========
-------------------------  ----------------------


ACCUMULATED DEPRECIATION
-------------------------
At 1.4.2000 . . . . . . .                 136,389
-------------------------  ----------------------
                                            4,468
Charge for the year                    ----------
-------------------------  ----------------------


                                          140,857
At 31.3.2001                             ========
-------------------------  ----------------------


NET BOOK VALUE
-------------------------
At 31.3.2001. . . . . . .                     215
-------------------------  ----------------------


At 31.3.2000. . . . . . .                   4,683
-------------------------  ----------------------



3.  INTEREST  IN  AN  ASSOCIATE

     The interest in an associate was disposed of for a consideration equivalent to its book value during the year.

4.  OTHER  INVESTMENTS



                                                                 2001              2000
                                                     ----------------  ----------------
                                                     HKS               HKS
                                                     ----------------  ----------------


Investments in jointly controlled entities, at cost         9,406,820         9,406,820
---------------------------------------------------  ----------------  ----------------
                                                           11,127,497        11,127,497
Amounts due by jointly controlled entities           ----------------  ----------------
---------------------------------------------------  ----------------  ----------------
                                                           20,534,317        20,534,317
                                                           ==========        ==========
                                                     ----------------  ----------------

                         TUNG SHING DEVELOPMENT LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED 31ST MARCH, 2001

4.  OTHER  INVESTMENTS  (CONTINUED)

     Details of the company's investments in the jointly controlled entities at the balance sheet date are as follows. All such investments were all held directly by the company.

NAME OF                      FORM OF            PLACE OF           PROPORTION OF       PROPORTION OF
 JOINT                       BUSINESS         INCORPORATION          OWNERSHIP         VOTING  POWER        PRINCIPAL
VENTURE                      STRUCTURE        AND OPERATION        INTEREST HELD            HELD            ACTIVITIES
--------                    -----------      ---------------      --------------      ---------------      ------------

Jiangxi Tung Shing
Plywood  Factory Limited    Incorporated      The People's
                                           Republic  of  China          51%                 50%               Manufacturing
                                                                                                           of plywood products

Jiangxi Gongqing
Crown Plywood
Company Limited             Incorporated      The People's
                                           Republic  of  China          51%                 50%               Manufacturing
                                                                                                           of plywood products

     As referred to in note 13, the company has after the balance sheet date entered into an agreement for the disposal of all investments in these jointly controlled entities for an aggregate consideration in excess of their carrying value. As such, the accounting treatments recommended under Statement of Standard Accounting Practice 2.121 "Accounting for interests in joint ventures" have not been adopted. All these investments are stated at cost and re-classified current assets as at 31st March, 2001.

5.  SHARE  CAPITAL


                                                                    2001            2000

                                                                     HKS            HKS
     Authorized  :
     20,000,000  (2000:  15,000,000)  shares  of  HK$1  each      20,000,000     15,000,000

     Issued  and  fully  paid:
     19,800,000  (2000:  15,000,000)  shares  of  HK$1  each      19,800,000     15,000,000


     By an ordinary resolution passed at an extraordinary general meeting of the members held on 15th September, 2000, the authorized share capital of the company was increased from HK$15,000,000 to HK$20,000,000 by the creation of 5,000,000 shares of HK$1 each, ranking pari passu in all respects with all the existing shares then in issue.

     The issued and paid up capital was also increased on 15th September, 2000 by the allotment of 4,800,000 shares of HK$1 each at par for cash to a new shareholder thereby increasing the issued and fully paid capital from HK$15,000,000 to HK$19,800,000.

                         TUNG SHING DEVELOPMENT LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED 31ST MARCH, 2001

6.  TURNOVER

     The principal trading activity of the company during the year was sales of plywood products.

     Turnover represents revenue from sales of goods recognized in the income statement during the year.

7.  OTHER  REVENUE  AND  INCOME



                                      2001          2000
                                      HKS           HKS
                                  --------  ------------


Other revenue:
--------------------------------
Management      fee income . . .         -       240,000
--------------------------------  --------  ------------
Sundry income. . . . . . . . . .         -       561,841
--------------------------------  --------  ------------
Interest income. . . . . . . . .        16         1,564
--------------------------------  --------  ------------


                                        16       803,405
                                  --------  ------------
Other net income
--------------------------------
Gain on disposal of fixed assets         -         6,999
--------------------------------  --------  ------------
                                        16       810,404
                                  --------  ------------
                                  --------  ------------



8.  (LOSS)/PROFIT  FROM  OPERATION  BEFORE  TAX



                                                                        2001     2000
                                                                         HKS     HKS
                                                                       ------  -------


(Loss)/Profit from operation before tax is arrived at after charging
--------------------------------------------------------------------


Auditors' remuneration . . . . . . . . . . . . . . . . . . . . . . .  25,000   10,000
--------------------------------------------------------------------  ------  -------
Depreciation of fixed assets . . . . . . . . . . . . . . . . . . . .   4,468    9,185
--------------------------------------------------------------------  ------  -------
Exchange loss. . . . . . . . . . . . . . . . . . . . . . . . . . . .       -    1,775
--------------------------------------------------------------------  ------  -------
Fixed assets written off . . . . . . . . . . . . . . . . . . . . . .       -    5,257
--------------------------------------------------------------------  ------  -------
Operating lease rental in respect of land and buildings. . . . . . .       -   13,200
--------------------------------------------------------------------  ------  -------
Staff costs. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       -  586,400
--------------------------------------------------------------------  ------  -------



9.  TAXATION

     No provision for taxation is made in the financial statements as the company has not earned any assessable profits during the current and previous year.

     No provision for deferred taxation has been made in the financial statements. The major component of the unprovided deferred taxation comprises future benefit of tax losses amounting to HK$906,000 (2000: HK$906,000). The relevant deferred tax asset has not been recognized in the financial statements as the ultimate realization of such benefit is uncertain.

                         TUNG SHING DEVELOPMENT LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED 31ST MARCH, 2001

10.  CONTINGENT  LIABILITES

     At the balance sheet date, there did not exist any contingent liabilities of material impact on the company.

11.  COMMITMENTS

     At the balance sheet date, the company had no significant lease commitment.

12.  RELATED  PARTY  TRANSACTIONS

     During the year, the company purchased goods totaling HK$496,860 from a supplier which was a jointly controlled entity in relation to the company.

     Save as aforesaid, there were no other significant transaction entered into during the year between the company and parties related to it.

13.  SUBSEQUENT  EVENTS

     Subsequent  to  the  balance  sheet  date:

(a) the company has entered into an agreement with a third party for the disposal of all the company's investments in two jointly controlled entities engaging in manufacturing of plywood products in the People's Republic of China. The consideration for such disposal of investments exceeds the aggregate carrying value of these investments at 31st December, 2000.

(b)     the  company  has  acquired

     - a 40% equity interest in a manufacturing company of plywood products in Thailand for a consideration of Canadian dollars 7,156,113.
     - a 75% equity interest in a shoes manufacturing company in the People's Republic of China for a consideration of Reminbi 13,667,500.

                         TUNG SHING DEVELOPMENT LIMITED
                   ANALYSIS OF COMPONENTS OF INCOME STATEMENT
                       FOR THE YEAR ENDED 31ST MARCH, 2001



                               2001      2000
                               HKS       HKS
                            -------  --------


DISTRIBUTION COST
--------------------------


Freight and transportation        -     2,445
--------------------------  -------  --------
Declaration. . . . . . . .        -         -
--------------------------  -------  --------
                                  -       861
Insurance                   -------    ------
--------------------------  -------  --------
                                  -     3,306
                             ======   =======
                            -------  --------


ADMINISTRATIVE COST
--------------------------


Sundry expenses. . . . . .    7,000       687
--------------------------  -------  --------
Salaries and allowance . .        -   586,400
--------------------------  -------  --------
Postage and delivery . . .      918         -
--------------------------  -------  --------
Building management fee. .        -         -
--------------------------  -------  --------
Telephone and telex. . . .   12,009     8,496
--------------------------  -------  --------
Printing and stationary. .    2,986         -
--------------------------  -------  --------
Water and electricity. . .        -       194
--------------------------  -------  --------
Audit fee. . . . . . . . .   25,000    10,000
--------------------------  -------  --------
Secretarial fee. . . . . .    3,000     3,000
--------------------------  -------  --------
Overseas traveling . . . .    5,010     5,038
--------------------------  -------  --------
Repairs and maintenance. .        -     1,524
--------------------------  -------  --------
Legal fee. . . . . . . . .    2,100         -
--------------------------  -------  --------
Business registration fee.    2,250     2,250
--------------------------  -------  --------
Motor car expenses . . . .      291    12,740
--------------------------  -------  --------
Exchange loss. . . . . . .        -     1,775
--------------------------  -------  --------
Rental paid. . . . . . . .        -    13,200
--------------------------  -------  --------
Commission paid. . . . . .        -     6,600
--------------------------  -------  --------
Depreciation . . . . . . .    4,468     9,185
--------------------------  -------  --------
Bank Charges . . . . . . .      720     3,531
--------------------------  -------  --------
Fixed assets written off .        -     5,257
--------------------------  -------  --------


                             65,752   669,877
                            =======  ========
                            -------  --------